United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2024

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20F ☑ Form 40 F ☐

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2024

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this Report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India .. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2024 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹83.7888 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of our Annual Report for the year ended March 31, 2024 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F/A for the fiscal year ended March 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2025.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	our ability to satisfy the standards for continued listing of our ADSs on the Nasdaq Capital Markets;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2024
		September 30, 2024 ₹	March 31, 2024* ₹	Convenience translation into US$ (In thousands)

ASSETS
Property, plant and equipment	4	35,576,536	32,210,394	424,598
Right of Use Assets	7A	7,662,214	7,257,692	91,447
Intangible assets	5	581,833	641,862	6,944
Other assets		5,129,824	4,256,687	61,223
Deferred contract costs		8,375	9,433	100
Other investments		1,206,893	1,203,862	14,404
Deferred tax assets		1,420,255	1,197,320	16,950
Total non-current assets		51,585,930	46,777,250	615,666

Inventories		3,375,147	3,393,317	40,282
Trade and other receivables, net	8A	17,236,913	14,103,185	205,719
Contract assets	8B	22,674	26,536	271
Deferred contract costs		151,653	161,845	1,810
Prepayments for current assets		860,017	685,529	10,264
Restricted cash	6	427,065	440,445	5,097
Other Bank deposits	6	2,669,395	1,288,700	31,859
Cash and cash equivalents	6	4,477,364	4,105,489	53,436
Total current assets		29,220,228	24,205,046	348,738
Total assets		80,806,158	70,982,296	964,404

EQUITY AND LIABILITIES
Equity
Share capital		4,346,136	1,846,146	51,870
Other Equity		2,723,924	2,723,924	32,509
Share premium		19,738,536	19,732,786	235,575
Share based payment reserve		313,535	352,514	3,742
Other components of equity		95,856	44,186	1,144
Accumulated deficit		(6,866,666)	(6,625,962)	(81,952)
Equity attributable to equity holders of the Company		20,351,321	18,073,594	242,888

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2024
		September 30, 2024 ₹	March 31, 2024* ₹	Convenience translation into US$ (In thousands)

Liabilities
Borrowings		26,905,486	23,349,863	321,111
Lease liabilities	7B	2,869,277	2,662,988	34,244
Employee benefits	9	175,124	159,949	2,090
Contract liabilities	8B	3,298,946	3,053,428	39,372
Other liabilities		52,113	53,945	622
Total non-current liabilities		33,300,946	29,280,173	397,439

Borrowings		7,049,323	6,665,085	84,132
Lease liabilities	7B	354,121	379,851	4,226
Bank overdraft	6	670,109	486,888	7,998
Trade and other payables		16,173,243	14,012,773	193,025
Contract liabilities	8B	2,907,095	2,083,932	34,696
Total current liabilities		27,153,891	23,628,529	324,077

Total liabilities		60,454,837	52,908,702	721,516

Total equity and liabilities		80,806,158	70,982,296	964,404

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

* Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2024	Half year ended September 30,		Half year ended September 30, 2024
		2024 ₹	2023 ₹	Convenience translation into US$ (In thousands)	2024 ₹	2023 ₹	Convenience translation into US$ (In thousands)
			(Restated)			(Restated)
Revenue	10	10,274,822	8,791,132	122,628	19,695,567	17,338,429	235,062
Cost of goods sold and services rendered	11	(6,362,920)	(5,509,243)	(75,940)	(12,323,434)	(10,880,450)	(147,077)
Gross profit		3,911,902	3,281,889	46,688	7,372,133	6,457,979	87,985
Other operating income		134,992	172,699	1,611	223,472	214,292	2,667
Selling, general and administrative expense		(1,945,613)	(1,761,575)	(23,220)	(3,621,159)	(3,182,884)	(43,218)
Depreciation and amortization	4,5&7A	(1,322,786)	(1,213,232)	(15,787)	(2,629,270)	(2,331,525)	(31,380)
Operating profit		778,495	479,781	9,292	1,345,176	1,157,862	16,054
Investment income		2,157	20,233	26	59,949	29,642	715
Profit before financing and Income taxes		780,652	500,014	9,318	1,405,125	1,187,504	16,769
Finance income	13	0	0	0	0	0	0
Finance expenses	13	(564,099)	(424,121)	(6,734)	(1,114,945)	(940,379)	(13,306)
Interest expenses on pension liabilities	13	(451)	(497)	(5)	(889)	(980)	(11)
Interest expenses on lease liabilities	13	(76,483)	(60,510)	(913)	(142,710)	(112,783)	(1,703)
Net finance expense		(641,033)	(485,128)	(7,652)	(1,258,544)	(1,054,142)	(15,020)

Profit before tax		139,619	14,886	1,666	146,581	133,362	1,749
Income tax (expense)/ benefit		(37,700)	(37,590)	(450)	(96,900)	(91,200)	(1,156)
Profit for the period		101,919	(22,704)	1216	49,681	42,162	593
Basic earnings per share	14	0.33	(0.12)	0.00	0.16	0.23	0.00
Diluted earnings per share	14	0.32	(0.12)	0.00	0.15	0.23	0.00

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2024	Half year ended September 30		Half year ended September 30, 2024
	Note	2024 ₹	2023 ₹	Convenience translation into US$ (In thousands)	2024 ₹	2023 ₹	Convenience translation into US$ (In thousands)
			(Restated)			(Restated)
Profit for the period		101,919	(22,704)	1216	49,681	42,162	593

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	(4,999)	16,402	(60)	8,371	11,751	100
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		2,347	3,673	28	2,890	3,053	34
Other comprehensive income/(loss) for the period		(2,652)	20,075	(32)	11,261	14,804	134

Total comprehensive income for the period		99,267	(2,629)	1,184	60,942	56,966	727

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2024

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained Earnings/ (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total Equity
Balance at April 1, 2024	1,846,146	19,732,786	352,514	44,186	(6,625,962)	15,349,670	-	2,723,924	18,073,594

Total comprehensive income/ (loss) for the period	-	-	-	11,261	49,681	60,942	-		60,942

Proceeds from Rights issue	2,499,990	-	-	-	-	2,499,990	-		2,499,990
Dividend paid on Non-Cumulative compulsorily convertible preference shares					(7,459)	(7,459)			(7,459)
Transaction costs related to equity	-	-	-	-	(52,400)	(52,400)	-		(52,400)
Transferred from share-based payment reserve on account of exercise of ESOP	-	-	(40,409)	40,409	-	-	-		-
Transactions with owners, recorded directly in equity					(230,526)	(230,526)			(230,526)
Debenture Premium from issue of Non-convertible debentures	-	5,750	-	-	-	5,750	-		5,750
Share-based payment transactions			1,430			1,430			1,430
Balance as at September 30, 2024	4,346,136	19,738,536	313,535	95,856	(6,866,666)	17,627,397	-	2,723,924	20,351,321

For the year ended March 31, 2024

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance on April 1, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	-	15,145,688

Total comprehensive income for the year	-	-	-	(14,258)	168,939	154,681	-	-	154,681
Compulsorily Convertible Debentures presented as Equity	-	-	-	-	-	-	-	2,723,924	2,723,924

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	4,978	36,851	-			41,829		-	41,829
Transaction costs related to equity								-	-
Transferred from share based payment reserve on exercise of ESOP		10,792	(16,142)	5,350		-		-	-
Share-based payment transactions			7,472			7,472		-	7,472
Balance on March 31, 2024	1,846,146	19,732,786	352,514	44,186	(6,625,962)	15,349,670	-	2,723,924	18,073,594

For the year ended March 31, 2023

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance on April 1, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

Total comprehensive income for the year	-	-	-	(31,173)	674,522	643,349	-	643,349

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	930	8,976				9,906		9,906
Transaction costs related to equity					(2,799)	(2,799)		(2,799)
Transferred from share based payment reserve on exercise of ESOP				6,968		6,968		6,968
Share-based payment transactions			12,061			12,061		12,061
Balance on March 31, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	15,145,688

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2024
	2024 ₹	2023 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) operating activities
Operating Profit for the period	1,345,176	1,157,862	16,054
Adjustments for:
Depreciation and amortization	2,629,270	2,331,525	31,380
Gain on sale of property, plant and equipment	(14,276)	(2,186)	(170)
Provision for doubtful receivables and advances	129,814	172,414	1,549
Stock compensation expense	1,430	5,330	17
Unrealized (gain)/ loss on account of exchange differences	(928)	35,602	(11)
Amortisation of Leasehold Prepayments		1,390
Change in trade and other receivables	(3,507,188)	(3,671,847)	(41,857)
Change in inventories	18,169	(953,000)	217
Change in Contract Assets	3,862	21,350	46
Change in Contract Costs	11,250	(99,048)	134
Change in other assets	(825,071)	151,098	(9,847)
Change in trade and other payables	2,112,959	3,715,590	25,218
Change in employee benefits	26,312	39,041	314
Change in Contract Liabilities	1,068,681	744,386	12,754
Change in Other Bank Deposits	(1,380,695)	(2,389,000)	(16,478)
Change in Other Bank Balances	13,380	(129,920)	160
Cash generated from operating activities	1,632,145	1,130,587	19,480
Income taxes (paid)/refund received	(146,742)	(886,941)	(1,751)
Net cash from operating activities	1,485,403	243,646	17,729

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(5,452,415)	(5,374,638)	(65,073)
Investments in corporate debt securities	-	(140,600)	-
Investments in Preference shares	(230,525)		(2,751)
Amount paid for acquisition of right of use assets	(413,598)	(240,473)	(4,936)
Proceeds from sale of property, plant and equipment	94,674	2,276	1,130
Finance income received	30,290	86,079	362
Net cash used in investing activities	(5,971,574)	(5,667,356)	(71,268)

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	Half year ended September 30		September 30, 2024
	2024 ₹	2023 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) financing activities
Proceeds from issue of shares (including share premium)	-	22,343	-
Proceeds from issue of shares on exercise of Rights issue	2,499,990	-	29,905
Proceeds from long-term borrowings	4,493,008	3,631,338	53,623
Proceeds from issue of Compulsorily convertible debentures	-	6,000,000	-
Proceeds from issue of Non-convertible debentures (Including premium)	2,505,750		29,837
Repayment of long-term borrowings	(2,980,721)	(2,055,631)	(35,573)
Increase/(decrease) in short-term borrowings	54,314	(242,745)	648
Repayment of lease liabilities	(172,059)	(131,692)	(2,053)
Finance expenses paid	(1,669,312)	(1,330,548)	(19,923)
Transaction costs of Equity Transaction	(52,400)		(625)
Payment of dividends (including corporate dividend tax)	(7,459)		(89)
Net cash from financing activities	4,671,111	5,893,065	55,750

Net Increase/ (Decrease) in cash and cash equivalents	184,940	469,355	2,211
Cash and cash equivalents at April 1	3,618,601	2,698,942	43,188
Effect of exchange fluctuations on cash held	3,714	(3,531)	44
Cash and cash equivalents at period end	3,807,255	3,164,766	45,443
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	-	-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Restricted Cash for the half year ended September 30, 2023 and September 30, 2024 is regrouped from Closing balance of Cash and Cash equivalents and shown under “Cash flow from / (used in) operating activities” in accordance with paragraph 7 of IAS 7-Statement of Cash Flows.

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SIFY TECHNOLOGIES LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (“Sify” or the “Company”) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited (SISL), Sify Digital Services Limited (SDSL), Patel Auto Engineering Company (India) Private Limited and SKVR Software Solution Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising Network Services, Data Center Services and Digital Services which includes cloud and managed services, network managed services, technology integration services and applications integration services. Pursuant to business transfer effected from April 1, 2020 vide Business Transfer Agreement dated January 28, 2021, the operating segments of the Company have been reclassified as Network Services, Data Center Services and Digital Services. The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the fiscal year ended March 31, 2024.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on January 13, 2025.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Indian rupee is the functional currency of Sify and its Indian subsidiary. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2024 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2024 for wire transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 83.7888 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2024 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

d.	Restatement of Unaudited Condensed Consolidated Interim Statement of Income

Unaudited Condensed Consolidated Interim Statement of Income for the quarter and half year ended September 30, 2023 has been restated consequent to the change in presentation of Compulsorily Convertible Debentures (“CCDS”), as explained in Item 18 of the Form-20F/A filed with SEC on January 13, 2025.

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3.	Material accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2024.

Early adoption of IFRS-18- Presentation and Disclosure in Financial Statements

The International Accounting Standard Board’s (“IASB”) issued IFRS 18 (Presentation and Disclosure in Financial Statements) replacing IAS 1 (Presentation of Financial Statements). The new structure for the profit and loss statement requires (i) the classification of income and expenses into three new categories - operating, investing and financing, and (ii) the presentation of subtotals for operating profit or loss and profit or loss before financing and income taxes.

Although the IASB set an effective date as January 1, 2027, the Company has begun adhering to IFRS 18 with its unaudited consolidated financial statements from the quarter ended June 30, 2024. All prior periods presented herein have been presented in accordance with the new structure. There is no change in total income or net profit.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following:

(a) power over the investee;

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the Company’s returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of voting of similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee.

The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

Recent accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2024 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

Amendments to IAS 21

On August 15, 2023, International Accounting Standards Board (IASB) issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

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The adoption of amendments to IAS 21 is not expected to have any material impact on the consolidated financial statements.

Amendments to IFRS 9 and IFRS 7:

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The Amendments modify the following requirements in IFRS 9 and IFRS 7:

Derecognition of financial liabilities

•	Derecognition of financial liabilities settled through electronic transfers

Classification of financial assets

•	Elements of interest in a basic lending arrangement (the solely payments of Principle and Interest assessment – ‘SPPI test’)

•	Contractual terms that change the timing or amount of contractual cash flows

•	Financial assets with non-recourse features

Disclosures

•	Investments in equity instruments designated at fair value through other comprehensive income

•	Contractual terms that could change the timing or amount of contractual cash flows

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

IFRS 19, Subsidiaries without Public Accountability: Disclosures

On 9 May 2024, the International Accounting Standards Board (IASB) issued IFRS 19 Subsidiaries without Public Accountability: Disclosures.

Stakeholders have asked the IASB to permit a subsidiary reporting to a parent applying IFRS Accounting Standards in its consolidated financial statements to apply IFRS Accounting Standards with reduced disclosure requirements in its own financial statements. Considering this feedback, the IASB added a project to its research pipeline to provide reduced disclosure requirements for subsidiaries without public accountability. The project has culminated in the issuance of IFRS 19, which permits eligible subsidiaries to apply reduced disclosure requirements while applying the recognition, measurement and presentation requirements in IFRS Accounting Standards.

The eligibility criteria for an entity to apply IFRS 19 are:

•	The entity is a subsidiary (as defined in Appendix A of IFRS 10 Consolidated Financial Statements);
•	The entity does not have public accountability; and
•	The entity has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

An entity has public accountability if:

•	Its debt or equity instruments are traded in a public market or it is in the process of issuing such instruments for trading in a public market;
•	It holds assets in a fiduciary capacity for a broad group of outsiders as one of its primary businesses.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2027, however the above standard is not applicable to Sify as none of the subsidiaries of Sify Technologies Ltd. are required to be reported under IFRS.

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4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2024

	Cost				Accumulated depreciation
Particulars	As of April 1, 2024	Additions	Deletions	As of Sep 30, 2024	As of April 1, 2024	Depreciations for the year	Deletions	As of Sep 30, 2024	Carrying amount as of Sep 30, 2024
Freehold Land	206,867	-	-	206,867	-	-	-	-	206,867
Building	13,931,920	402,453	-	14,334,373	5,162,972	725,669	-	5,888,641	8,445,732
Plant and machinery	24,002,252	1,799,731	48,061	25,753,922	14,318,964	1,064,213	47,532	15,335,645	10,418,277
Computer equipment	2,183,653	169,239	243,117	2,109,775	1,923,935	81,225	163,251	1,841,909	267,866
Office equipment	2,372,058	187,117	135	2,559,040	1,469,263	171,573	135	1,640,701	918,339
Furniture and fittings	172,855	59	6	172,908	158,559	448	6	159,001	13,907
Vehicles	12,858	8	-	12,866	9,693	515	-	10,208	2,658
Total	42,882,463	2,558,607	291,319	45,149,751	23,043,386	2,043,643	210,924	24,876,105	20,273,646
Add: Construction in progress									15,302,890
Total	42,882,463	2,558,607	291,319	45,149,751	23,043,386	2,043,643	210,924	24,876,105	35,576,536

The following table presents the changes in property, plant and equipment during the year ended March 31, 2024

	Cost					Accumulated depreciation
Particulars	As of April 1, 2023	Additions	Deletions	Reclassification	As of March 31, 2024	As of April 1, 2023	Depreciation for the year	Deletions	Reclassification	As of March 31, 2024	Carrying amount as of March 31, 2024
Freehold Land	206,867	-	-		206,867	-	-	-		-	206,867
Building	6,238,669	3,273,178	27	4,420,100	13,931,920	1,964,842	1,194,556	26	2,003,600	5,162,972	8,768,948
Plant and machinery	21,303,005	2,710,939	11,692		24,002,252	12,393,855	1,934,332	9,223		14,318,964	9,683,288
Computer equipment	2,037,261	163,271	16,879		2,183,653	1,780,677	160,078	16,820		1,923,935	259,718
Office equipment	2,106,995	265,633	570		2,372,058	1,180,336	289,494	567		1,469,263	902,795
Furniture and fittings	4,590,427	2,706	178	(4,420,100)	172,855	2,161,696	617	154	(2,003,600)	158,559	14,296
Vehicles	9,721	3,141	4		12,858	9,697		4		9,693	3,165
Total	36,492,945	6,418,868	29,350	-	42,882,463	19,491,103	3,579,077	26,794	-	23,043,386	19,839,077
Add: Construction in progress											12,371,317
Total	36,492,945	6,418,868	29,350	-	42,882,463	19,491,103	3,579,077	26,794	-	23,043,386	32,210,394

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Depreciation is recognized in the Statement of Income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero.

Depreciation on contract-specific assets are charged co-terminously over the contract period. Management’s estimated useful lives for the half year ended September 30, 2024 and year ended March 31, 2024 were as follows:

Estimate of useful life in years
Buildings comprising Civil structure, etc	28
Improvements forming part of the Building	5
Plant and machinery comprising computers, servers etc.	3-5
Plant and machinery comprising other items	3-8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use.

The depreciation method, useful lives and residual value are reviewed at each of the reporting dates.

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2024	March 31, 2024
Other intangible assets	581,833	641,862
	581,833	641,862

Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2024 and year ended March 31, 2024.

	Bandwidth Capacity	Software	License fees	Total

(A) Cost
Balance as of April 1, 2022	736,388	1,903,705	78,000	2,718,093
Acquisitions during the year	36,900	383,475	-	420,375
Disposals during the year	-	-	-	-
Balance as of March 31, 2023	773,288	2,287,180	78,000	3,138,468
Acquisitions during the year	-	508,172	-	508,172
Adjustment	-	-	-	-
Disposals during the year	-	(256)	-	(256)
Balance as of March 31, 2024	773,288	2,795,096	78,000	3,646,384
Acquisitions during the year	-	146,335	-	146,335
Adjustment	-	-	-	-
Disposals during the year	-	(12,926)	-	(12,926)
Balance as of September 30, 2024	773,288	2,928,505	78,000	3,779,793

(B) Amortization
Balance as of April 1, 2022	587,178	1,452,746	43,439	2,083,363
Amortization for the year	95,319	333,935	3,163	432,417
Impairment loss on intangibles
Balance as of March 31, 2023	682,497	1,786,681	46,602	2,515,780
Amortization for the year	89,216	396,530	3,150	488,896
Disposals during the year		(154)		(154)
Balance as of March 31, 2024	771,713	2,183,057	49,752	3,004,522
Amortization for the year	1,575	197,728	1,575	200,878
Disposals during the year		(7,440)		(7,440)
Balance as of September 30, 2024	773,288	2,373,345	51,327	3,197,960

(C) Carrying amounts
As of April 01, 2022	149,210	450,959	34,561	634,730
As of March 31, 2023	90,791	500,499	31,398	622,688
As of March 31, 2024	1,575	612,039	28,248	641,862
As of September 30, 2024	-	555,160	26,673	581,833

Intangible assets that were fully impaired/amortized were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the half year ended September 30, 2024 and year ended March 31, 2024.

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6.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statements of financial position, as at September 30, 2024 amounted to ₹ 3,807,255 (March 31, 2024 : ₹ 3,618,601).

	September 30, 2024	March 31, 2024	September 30, 2023	March 31, 2023
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	427,065	440,445	1,324,707	1,194,787
Total restricted cash	427,065	440,445	1,324,707	1,194,787
(b) Non restricted cash
Current
Cash and bank balances	4,477,364	4,105,489	3,856,138	3,650,446
Other bank deposits (maturity period-more than 3 months)	2,669,395	1,288,700	2,389,000
Total Non-restricted cash	7,146,759	5,394,189	6,245,138	3,650,446
Total cash (a+b)	7,573,824	5,834,634	7,569,845	4,845,233
Bank overdraft used for cash management purposes	(670,109)	(486,888)	(691,372)	(951,504)
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	(427,065)	(440,445)	(1,324,707)	(1,194,787)
Other bank deposits (maturity period-more than 3 months)	(2,669,395)	(1,288,700)	(2,389,000)	-
Cash and cash equivalents for the statement of cash flows	3,807,255	3,618,601	3,164,766	2,698,942

7A.	Right of Use Assets

Following are the changes in the carrying value of Right of use assets for the half year ended September 30, 2024:

Particulars	Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2024	3,671,722	2,540,980	244,011	800,979	7,257,692
Additions	94,400	52,726	577,129	319,149	1,043,404
Deletions	-	(254,133)	-	-	(254,133)
Depreciation	(16,971)	(209,903)	(84,162)	(73,713)	(384,749)
Translation difference
Balance as of September 30, 2024	3,749,151	2,129,670	736,978	1,046,415	7,662,214

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Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

	Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2023	2,850,345	1,927,648	349,874	561,556	5,689,423
Additions	861,343	1,017,867	26,940	387,074	2,293,224
Adjustments	-	(8,775)	(10,739)	-	(19,514)
Depreciation	(39,966)	(395,760)	(122,064)	(1,47,651)	(705,441)
Balance as of March 31, 2024	3,671,722	2,540,980	244,011	800,979	7,257,692

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2023:

Particulars	Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714
Additions	1,085,331	681,500	7,468	85,387	1,859,686
Adjustments	-	-	-	-	-
Depreciation	(18,496)	(347,964)	(138,095)	(78,422)	(582,977)
Balance as of March 31, 2023	2,850,345	1,927,648	349,874	561,556	5,689,423

7B. Lease liability

Following is the breakup of Current and Non-current lease liabilities for the half year ended September 30, 2024 and year ended March 31, 2024.

Particulars	September 30, 2024	March 31, 2024
Current lease liabilities	354,121	379,851
Non-current lease liabilities	2,869,277	2,662,988
Total	3,223,398	3,042,839

The following is the movement in lease liabilities during the half year ended September 30, 2024 and year ended March 31, 2024.

Particulars	September 30, 2024	March 31, 2024
Balance as of April 1,	3,042,839	2,451,179
Additions	629,855	993,651
Finance cost accrued during the period	144,669	253,316
Deletions	(238,405)	(19,503)
Payment of lease liabilities	(351,367)	(633,420)
Fair value adjustment	(4,233)	(3,813)
Translation difference	40	1,429
Balance as on end of period	3,223,398	3,042,839

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2024 is 9.5% p.a.

The table below provides details regarding the contractual maturities of lease liabilities on undiscounted basis as of September 30, 2024 and as of March 31, 2024

Particulars	September 30, 2024	March 31, 2024
Less than one year	594,716	587,695
One to five years	1,994,513	1,304,681
More than five years	6,347,598	6,696,273
Total	8,936,827	8,588,649

Rental expenses recorded on short-term leases amount to Rs.159,848.

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8A. Trade and other receivables

Trade and other receivables comprise:

	September 30, 2024	March 31, 2024
(i) Trade receivables, net	13,148,387	10,155,223
(ii) Other receivables including deposits	4,088,526	3,947,962
	17,236,913	14,103,185

Trade receivables consist of:

	September 30, 2024	March 31, 2024
Other trade receivables	13,786,044	10,734,773
	13,786,044	10,734,773
Less: Allowance for doubtful receivables	(637,657)	(579,550)
Balance at the end of half year/year	13,148,387	10,155,223

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2024	March 31, 2024
Balance at the beginning of the period	579,550	480,403
Add : Additional provision, net	129,814	265,000
Less : Bad debts written off	(71,707)	(165,853)
Balance at the end of half year/year	637,657	579,550
Financial assets included in other receivables	257,391	157,779

“Financial assets included in Other assets” comprise security deposits and Bank deposits having a maturity period of more than 12 months, interest accrued on investments, and other non-current advances made in the ordinary course of business”.

8B. Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	September 30, 2024		March 31, 2024
Trade Receivables		13,148,387		10,155,223
Contract Assets – Unbilled Revenue		22,674		26,536
Contract liabilities – Deferred Income
Current contract liabilities	2,907,095		2,083,932
Non current contract liabilities	3,298,946		3,053,428
Total Contract liabilities – Deferred Income		6,206,041		5,137,360

The following table provides the movement in contract assets (unbilled revenue) for the half year ended September 30, 2024 and year ended March 31, 2024:

Particulars	September 30, 2024	March 31, 2024
Opening Balance	26,536	52,581
Add: Revenue recognized during the period / year	23,262	27,223
Less: Invoiced during the period / year	(27,085)	(53,315)
Add: Translation gain or (loss)	(39)	47
Closing Balance	22,674	26,536

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8C. Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the half year ended September 30, 2024 the Group capitalised Rs. 14,863 and amortised Rs. 18,286 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

9.	Employee benefits

	September 30, 2024	March 31, 2024
Gratuity payable	30,606	25,132
Compensated absences	144,514	134,817
	175,124	159,949

Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2024 and September 30, 2023 consists of the following:

	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Half year ended September 30, 2024	Half year ended September 30, 2023

Service cost	15,992	14,411	32,828	29,259
Interest cost	6,828	5,444	13,466	10,734
Interest income	(6,377)	(4,946)	(12,577)	(9,754)
Net gratuity costs recognized in statement of income	16,443	14,909	33,717	30,239

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2024	March 31, 2024
Projected benefit obligation at the beginning of half year/ year	382,492	298,903
Service cost	32,828	62,318
Interest cost	13,469	21,854
Remeasurements - Actuarial (gain) / loss	1,460	21,184
Benefits paid	(17,872)	(21,767)
Projected benefit obligation at the end of half year/ year	412,377	382,492

Change in plan assets	September 30, 2024	March 31, 2024
Fair value of plan assets at the beginning of the half year / year	357,235	271,170
Interest income	12,577	19,858
Remeasurements – return on plan assets excluding amounts included in interest income	9,831	1,511
Employer contributions	20,000	86,289
Benefits paid	(17,872)	(21,593)
Fair value of plan assets at the end of the half year / year	381,771	357,235

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Actuarial Assumptions at reporting date:

	As at September 30, 2024	As at March 31, 2024
Discount rate	6.85% P.a	7.15% p.a.
Long-term rate of compensation increase	8%	5.00% p.a.
Average future working life time	22.41 years	21.46 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Remeasurement of defined benefit plans recognised in other comprehensive income

The gains and losses on remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2024 and September 30, 2023 are as follows:

	Half year ended September 30, 2024	Half year ended September 30, 2023
Gain or (loss) on remeasurement of defined benefit plans	8,371	11,751
	8,371	11,751

Historical information

	Half year ended September 30, 2024	Half year ended September 30, 2023
Experience adjustments - (loss)/gain	4,074	15,470
Impact of change in assumptions on plan liabilities - (loss)/gain	-	-
Demographic assumptions	-	-
Return on plan assets , excluding amount recognised in net interest expense	9,831	(4,488)
Change in financial assumptions	(5,534)	769
	8,371	11,751

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Rendering of services
Service revenue	8,191,824	7,929,668	16,326,458	15,844,309
Installation service revenue	758,025	565,857	1,891,485	786,210
	8,949,849	8,495,525	18,217,943	16,630,519
Sale of products	1,324,973	295,607	1,477,624	707,910
Total	10,274,822	8,791,132	19,695,567	17,338,429

Note 1: Revenue disaggregation as per business segment and geography has been included in segment information (See Note 15).

Note 2: Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

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The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

To be recognised	Rs.
Within one year	2,948,447
One to three years	1,719,718
Three years or more	1,537,876

11.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

12.	Personnel expenses

	Quarter ended		Half year ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Salaries and wages	1,304,651	1,255,928	2,580,235	2,331,228
Contribution to provident fund and other funds	91,852	118,356	178,244	183,056
Staff welfare expenses	13,796	19,916	36,165	37,316
Employee Stock compensation expense	616	2,630	1,439	5,330
	1,410,915	1,396,830	2,796,083	2,556,930

Attributable to Cost of goods sold and services rendered	507,972	834,109	1,264,632	1,572,184
Attributable to selling, general and administrative expenses	902,943	562,721	1,531,451	984,746

13.	Financial income and expense

	Quarter ended		Half year ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Interest income on bank deposits	-	-	-	-
Others	-	-	-	-
Finance income	-	-	-	-
Interest expense on financial lease liabilities	76,483	60,510	142,710	112,783
Unrealised Forex difference which is in financing in nature	16,132	575	16,890	31,138
Interest expenses on pension liabilities	451	497	889	980
Other interest	547,967	423,546	1,098,055	909,241
Finance expense	(641,033)	(485,128)	(1,258,544)	(1,054,142)
Net finance expense recognised in Statement of Income	(641,033)	(485,128)	(1,258,544)	(1,054,142)

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14.	Earnings per share

The calculation of earnings per share for the quarter and half year ended September 30, 2024 and September 30, 2023 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net profit – as reported (in’000)	101,919	(22,704)	49,681	42,162

Weighted average number of shares – Basic (No’s)	307,313,987	182,901,527	307,313,987	182,901,527
Basic earnings per share	0.33	(0.12)	0.16	0.23

Weighted average number of shares – Diluted (No’s)	311,510,294	185,414,826	311,510,294	185,414,826
Diluted earnings per share	0.32	(0.12)	0.15	0.23

15.	Segment reporting

The operating segments of the Group are as under:

Network services - The Network services addresses the inward and outward domestic and international connectivity of domestic and International Enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets, and remote access applications to both small and large corporate customers. The Group provides MPLS-enabled IP VPN’s through the entire network. The Group also provides last mile connectivity to customers; both wired and WiFi.

The cable landing station and investment in submarine cable consortium are other assets extended to international partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and Middle East North Africa cable (MENA).

Data Center services:  The Group operates 12 Concurrently Maintainable Data Centers, of which seven are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras), Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

In September 2024, the services were certified as the first in India to achieve NVIDIA DGX-Ready Data Center Certification for Liquid Cooling. The Siruseri Data Center is also IGBC certified Platinum rated green building.

Digital services:

The Group offers following services under Digital Services segment:

On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. On-demand cloud services giving companies the option to “pay as you go” basis.

Remote and Onsite Infrastructure Management services which provide management and support of customer operating systems, applications, and database layers.

Network Operations Center (NOC) services, managed SDWAN and managed Wi-Fi solutions.

Data Centre Build, Network Integration, Information security and End User computing.

Web-applications which include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

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The Chief Operating Decision Maker (“CODM”), i.e., The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, are allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to respective operating segments specifically. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

The Group’s operating segment information for the quarter ended September 30, 2024 and September 30, 2023 and half year ended September 30, 2024 and September 30, 2023, are presented below:

Quarter ended September 30, 2024

	Network Services	Data center Services	Digital Services	Total
External revenue	3,679,101	3,333,862	3,261,859	10,274,822
Intersegment revenues	-	21,938	55,365	77,303
Total Revenue	3,679,101	3,355,800	3,317,224	10,352,125
Operating expenses	(3,405,896)	(1,708,167)	(3,171,044)	(8,285,107)
Intersegment Expenses	(62,949)	-	(14,354)	(77,303)
Segment operating income	210,256	1,647,633	131,826	1,989,715
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(23,426)
Depreciation and amortization				(1,322,786)
Other income				137,149
Finance expenses				(641,033)
Profit before tax				139,619
Income tax (expense)/benefit				(37,700)
Profit for the period				101,919

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Half year ended September 30, 2024

	Network Services	Data center Services	Digital Services	Total
External revenue	7,544,367	6,694,113	5,457,087	19,695,567
Intersegment revenues	-	43,876	110,730	154,606
Total Revenue	7,544,367	6,737,989	5,567,817	19,850,173
Operating expenses	(6,667,168)	(3,674,623)	(5,569,821)	(15,911,612)
Intersegment Expenses	(125,897)	-	(28,709)	(154,606)
Segment operating income	751,302	3,063,366	(30,713)	3,783,955
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(32,981)
Foreign exchange gain / (loss)
Depreciation and amortization				(2,629,270)
Other income				283,421
Finance expenses				(1,258,544)
Profit before tax				146,581
Income tax (expense)/benefit				(96,900)
Profit for the period				49,681

Quarter ended September 30, 2023 (Restated)

	Network Services	Data center Services	Digital Services	Total
External revenue	3,571,439	2,716,965	2,502,728	8,791,132
Intersegment revenues	-	21,938	54,991	76,929
Total Revenue	3,571,439	2,738,903	2,557,719	8,868,061
Operating expenses	(3,096,500)	(1,587,907)	(2,566,079)	(7,250,486)
Intersegment Expenses	(62,575)	-	(14,354)	(76,929)
Segment operating income	412,364	1,150,996	(22,714)	1,540,646
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(20,332)
Depreciation and amortization				(1,213,232)
Other income				192,932
Finance expenses				(485,128)
Profit before tax				14,886
Income tax (expense)/benefit				(37,590)
Profit for the period				(22,704)

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Half year ended September 30, 2023 (Restated)

	Network Services	Data center Services	Digital Services	Total
External revenue	6,998,523	5,420,584	4,919,322	17,338,429
Intersegment revenues	-	43,876	110,730	154,606
Total Revenue	6,998,523	5,464,460	5,030,052	17,493,035
Operating expenses	(5,968,991)	(3,133,717)	(4,970,457)	(14,073,165)
Intersegment Expenses	(125,897)	-	(28,709)	(154,606)
Segment operating income	903,635	2,330,743	30,886	3,265,264
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				9,831
Depreciation and amortization				(2,331,525)
Other income				243,934
Finance expenses				(1,054,142)
Profit before tax				133,362
Income tax (expense)/benefit				(91,200)
Profit for the period				42,162

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2024 amounting to ₹ 8,879,455 (March 31, 2024: ₹ 9,352,551).

17.	Legal proceedings

a) Proceedings before Department of Telecommunications

The Petitions filed by Sify challenging the demands made by DoT on the revenue accruing from non-telecom business operation was allowed by the Hon’ble Madras High Court vide its Order dated April 30, 2024. No Appeal has been filed by DoT to date.

DoT had issued a demand notice on August 22, 2023 to the company demanding license fee on the Non-Telecom Revenue against which the Company filed petitions before Hon’ble Madras High Court and obtained Order of Status Quo and also submitted representations to DoT to withdraw the demands pursuant to the Orders passed by Hon’ble TDSAT and Supreme Court in similar petitions. After hearing both the parties, Hon’ble High Court has reserved petition for final orders. These demands were made while the petitions are pending since 2013 for adjudication before the Hon’ble High Court of Madras. Meanwhile it was understood that DOT had disallowed the allowable deductions applicable for pass through charges for non-submission of certificate from Statutory Auditors as per the new template issued by DOT. However, the said certificate required by DOT in new template submitted by the company and pursuant to the submission of Certificate issued by Statutory Auditors DoT had allowed the deduction in favour of the Company. The Hon’ble High Court of Madras vide its Judgement dated April 30, 2024 quashed all the demands made by DoT seeking to levy license fee on the non-telecom revenue and allowed the Writ Petitions in favour of the Company.

In one of the appeal filed by a service provider, TDSAT vide its Order dated February 28, 2022 quashed the demands made by DOT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other business revenue (Non-Telecom) other than the licensed based activities.  The Said Order was passed in favor of one of the Service Provider having similar line of business of Sify. Meanwhile DoT withdrew the demands against Public Sector undertakings having similar licenses and filed affidavit before Hon’ble Supreme Court.

The Company has fully paid the license fee on the telecom revenue in terms of the licenses issued by DoT and challenged the demands made by DOT on the revenue arising from other Business activities (Non Licensed businesses). The petitions are pending for adjudication before Madras High Court.

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It is important to note that Supreme Court had by its Order dated June 10, 2020, accepted the stand of the DOT that the licenses of PSUs are different and the judgement of October 24, 2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

DOT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services. The license fee was payable to the DOT on the Adjusted Gross Revenue (AGR) as per the terms of each license.  Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

In the year 2013, DOT had raised demands on  service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Center, Cloud, application services, power, gas, etc. DOT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The company filed a Writ Petition before the Hon’ble Madras High Court challenging the demand made by DOT on the Income accruing from other business units and the demands have been stayed by the Court. The case is pending for final hearing.

The Service providers which had different license conditions for ISP, NLD & ILD and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated October 24, 2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers.  The Hon’ble Supreme Court observed that if the license conditions of Other Service Providers including ISP, NLD & ILD are different from the license conditions of the Mobile Service providers (Access Providers), then the other service providers should adjudicate the license fee issue before the appropriate forum. Meanwhile DOT withdrew the demands against Public Sector Undertaking on account of different license conditions.

The Company which had approached Hon’ble  High Court of Madras in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DOT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing.

License fee on Pure Internet:

DoT has issued a notification calling upon all the licensees to pay license fee on pure internet services effective from April 1, 2022 and since then Sify has been paying the license fee on the Pure Internet on account of level playing field. The Appeal filed by DoT is now pending before Supreme Court for final hearing and Sify continues to comply effective from April 1, 2022.

Originally DoT migrated the licenses of few service providers, whole licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT set aside the demand made by the DOT and passed the order in favor of the ISP. DoT has challenged the Order of the TDSAT and the appeal is pending before Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT  by its order dated October 18, 2019 held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing. However the company has started paying AGR on pure internet effective from April 1, 2022 pursuant to the notification issued by DOT.

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b) Online Exam case:

The Company is conducting Online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the company was awarded a contract dated April 12, 2016 for a period of 2 years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million applied candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of few of the questions appeared on social media. The company immediately brought to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some vested interest had provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates continued to protest, the Govt of India directed the investigating authority to conduct enquiry into the allegations. PIL was also filed before Hon’ble Court for cancellation of the examination process. However, Hon’ble Court appointed high level technical committee to conduct enquiry and submit the report the Court.

A detailed report was submitted by the Committee & Investigating team before the Hon’ble Court, holding that there was no evidence to show that the examination process was tainted and hence PIL stood dismissed. And accordingly, SSC also released all the payments to Sify for the examination. In 2018, the investigating authority also filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, to utter shock and surprise, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the Standard Operating Procedure. It is important to note that company successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee. The only allegation made by investigating officer to name the company in the chargesheet is on the assumption that Company did not follow the SOP. Since there is no allegations of malpractices made against the company, the company is in the process of filing discharge petition before the trial court. The proceedings are pending for arguments on completion of process and company proposes to file appropriate petition for discharge.

C) Others:

a)	The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on September 30, 2023, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

b)	The company has received an adverse arbitration award for a sum of INR 20 million along with interest at 18% from the date of filing the claim i.e. January 27, 2021 in the petition filed by one of the vendor and The company has filed an appeal on April 30, 2024 before the Hon’ble High Court of Madras challenging the award passed by the Arbitrator & is also taking steps to amicably resolve the issue. Although the company has a good case to defend, the company has provided provisions in its books.

c)	The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) performed an inspection based on the analysis of service tax returns filed by the company in the past. The Company has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8 million and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.6 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand. The amount of ₹ 64.6 million paid under protest is accounted as Balance with Service Tax authorities and disclosed under “Other assets” – Note.8A to the Financial Statements.

d) Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2024 and September 30, 2023:

Transactions	Half year ended September 30, 2024	Half year ended September 30, 2023
Consultancy services received	90	150
Lease rentals paid (See notes below)	5,455	4,794
Amount of outstanding balances
Advance lease rentals and refundable deposits made (See note below)	6,208	5,560
Outstanding balances [(Payables)/receivables]	-	-

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Notes:

**	During the year 2011-12, the Company entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2024 with a rent of ₹ 0.160 million per month.

During the year 2011-12, the Company also entered into a lease agreement with M/s. Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.03 million per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 0.059 million per month.

During the year 2010-11, the Company entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million per month and payment of refundable security deposit of ₹ 2.6 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 million per month and payment of additional refundable security deposit of ₹ 3 million. Subsequently on account of expiry of the terms of contract, the company renewed for a period of three years effective June 1, 2022 on a rent of ₹ 0.6394 million per month. This arrangement will automatically be renewed for a further period of one blocks of three years with all the terms remaining unchanged.

18.	Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2024 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	7,573,824	-	-	7,573,824	7,573,824
Other assets		2,650,037	-	-	2,650,037	2,650,037
Trade receivables	8A	13,148,387	-	-	13,148,387	13,148,387
Other receivables		1,27,827	-	-	1,27,827	1,27,827
Other investments		395,435		811,458	1,206,893	1,206,893
Liabilities
Bank overdraft	6	670,109	-	-	670,109	670,109
Lease liabilities	7B	3,223,398	-	-	3,223,398	3,223,398
Other liabilities		1,594,455	-	-	1,594,455	1,594,455
Borrowings from banks		21,769,845	-	-	21,769,845	21,769,845
Borrowings from others		2,634,857			2,634,857	2,634,857
Trade and other payables		12,247,135	-	-	12,247,135	12,247,135
6% Compulsory Convertible Debentures		7,050,107	-	-	7,050,107	7,050,107
6% Non-Convertible Debentures		2,500,000	-	-	2,500,000	2,500,000
Derivative financial liabilities		-	1,959	-	1,959	1,959

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The carrying value and fair value of financial instruments by each category as of March 31, 2024 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	5,834,634	-	-	5,834,634	5,834,634
Other assets		2,161,995	-	-	2,161,995	2,161,995
Trade receivables	8A	10,155,223	-	-	10,155,223	10,155,223
Other investments		393,453	-	810,409	1,203,862	1,203,862
Liabilities
Bank overdraft	6	486,888	-	-	486,888	486,888
Lease liabilities	7B	3,042,839	-	-	3,042,839	3,042,839
Other liabilities		17,945	-	-	17,945	17,945
Borrowings from banks		18,794,380	-	-	18,794,380	18,794,380
Borrowings from others		3,564,494	-	-	3,564,494	3,564,494
Trade and other payables		11,934,100	-	-	11,934,100	11,934,100
Derivative financial liabilities		-	-	-
Other financial liabilities		1,612,496	-	-	1,612,496	1,612,496
6% Compulsory Convertible Debentures		7,156,074	-	-	7,156,074	7,156,074
6% Non Cumulative Compulsory convertible preference shares		500,000	-	-	500,000	500,000

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Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2024			Fair value as at March 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	1,959	-	-	8,493

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•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 – unobservable inputs for the asset or liability

o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

19.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium-term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

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Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. The Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

20.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the Company’s equity shares, par value ₹ 10 per share (“equity shares”) at a discount to market value, for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the Company’s promoter group, including entities affiliated with Mr. Raju Vegesna, the Company’s CEO, Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director, brother of Mr. Raju Vegesna (the “Offering”). The Company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22, 2010, the Company entered into a Subscription Agreement (“Subscription Agreement”) with Mr. Ananda Raju Vegesna, acting as representative of the purchasers in connection with the Offering. In pursuance of the Agreement, the Company issued and allotted 125,000,000 equity shares to M/s. Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group Company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the Company.

On August 14, 2011, the Company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The Company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

During the year ended March 31, 2019, the Company has called–up and received a sum of ₹ 10 per share and hence the shares have become fully paid.

As of September 30, 2024, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 84.13% of our outstanding equity shares.

21.	Group entities

The following are the entities that comprise the Group as at September 30, 2024 and March 31, 2024:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2024	March 31, 2024
Sify Technologies (Singapore) Pte. Ltd	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	100
SKVR Software Solution Private Limited	India	100	100
Patel Auto Engineering Company (India) Private Limited	India	100	100
Trust controlled by KMP:
Raju Vegesna Foundation	India

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Item 2. Information on the Company

Company Overview

We are among the largest integrated information and communication technology (ICT) solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 12 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which are called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team and 7) Protect Sify’s interest always.

Our primary geographic markets are India and the rest of the world. Our revenue is derived from services to enterprise customers, comprising Network connectivity services, Data Center services and Digital Services which represents our operating segments.

HISTORY AND DEVELOPMENT

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a company under the Indian Companies Act of 1956 to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology services company traded on the New York Stock Exchange and the principal Indian Stock Exchanges. The registered office of the Company was shifted to Chennai, Tamil Nadu on April 1, 2003. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technologies Limited in October 2007.

We completed our initial public offering of American Depositary Shares (“ADSs”) in the United States in October 1999. We listed our ADSs on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed a secondary offering of ADSs in the United States.

The address of our principal executive office is TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our agent for investors relations in the United States is Weber Shandwick, 909, 3rd Avenue, New York, NY 10022, United States, phone +1-212-546-8260. Our website address is www.sifytechnologies.com and the information contained in our website does not constitute a part of this Annual Report.

All of our publicly filed SEC reports are available at the SEC’s website, www.sec.gov, which contains all the public filings and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit.

FY 2021-2022

On November 1, 2021, SISL entered into a compulsorily convertible debentures subscription agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF agreed to purchase ₹ 4,000 million (US $ 48.65 million) by March 31, 2023. SISL can further sell up to ₹ 6,000 million (US $ 72.98 million) in one or more tranches during fiscal years 2024, 2025 and 2026, or by October 1, 2026, based on prior communication to KSSF in writing of its requirement for additional investments on or before October 1, 2023. On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000 million (US $ 72.98 million) to Kotak Data Centre Fund (“KDCF”). The proceeds from these instruments are planned to be utilized for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

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During the fiscal year ended March 31, 2022, SIFY made investments in (i) Tasoula Energy Pvt Ltd in the amount of ₹ 225 million (US$ 2.97 million) on August 16, 2021; (ii) Padvest Corporation in the amount of 3.79 million (US$ 0.05 million) on September 3, 2021; (iii) Digifresh Corporation in the amount of ₹ 15.16 million (US$ 0.20 million) on September 27, 2021; and (iv) The Gizmo App Company in the amount of ₹ 13.50 million (US$ 0.18 million) on December 13, 2021.

FY 2022-2023

During the fiscal year ended March 31, 2023, SIFY made investments in (i) Chatter Inc in the amount of ₹ 12.40 million (US$ 0.15 million) on June 29, 2022; (ii) VEH Srishti Energy Private Limited in the amount of ₹ 375.30 million (US$ 4.56 million) on October 21, 2022; (iii) Aizen Corp (formerly known as Elevo Corporation) in the amount of ₹ 142.80 million (US$ 1.74 million) on January 23, 2023; and (iv) Passerine Technologies Inc. in the amount of ₹ 16.40 million (US$ 0.20 million) on March 3, 2023.

On March 22, 2023, SIFY acquired Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) through a share purchase agreement, for the consideration of ₹ 525 million (US$ 6.32 million) paid to shareholders of PAECIPL. SIFY also gave an intercorporate deposit of ₹ 85 million (US$ 1.02 million) to PAECIPL. PAECIPL has on its books only the land allocated by Maharashtra Industrial Development Corporation as of the date of acquisition. SIFY’s standalone financial statements will account for the leasehold rights of such land.

During the fiscal year ended March 31, 2023, the Board of Directors has approved a scheme of amalgamation ('Scheme') for the merger of its fellow subsidiary, Print House (India) Private Limited ('PHIPL') with Sify Infinit Spaces Limited (”SISL”). The Company furnished the Scheme to the Hon'ble NCLT. The appointed date of the Scheme was April 1, 2022. Further, SISL received approval for the Scheme from the shareholders and unsecured creditors of the Company at its meeting held on November 27, 2022, convened by Hon'ble NCLT, Chennai. SISL received the order from the Hon'ble NCLT on July 10, 2023, subsequent to which SISL issued 0.0859762 equity shares for every 1 equity shares held by the shareholders of PHIPL.

FY 2023-2024

During the fiscal year ended March 31, 2024, SIFY made investments in (i) Aizen Corp (formerly known as Elevo Corporation) in the amount of ₹ 16.03 million (approximately US$ 0.19 million) on April 10, 2023; (ii) Cloudfabrix Software Inc. in the amount of ₹ 124.59 million (approximately US$ 1.50 million) on September 22, 2023 and (iii) Sylvie Unlimited Inc. in the amount of ₹ 12.51 Million (approximately US$ 0.15 million) on October 12, 2023.

On July 20, 2023, SISL entered into a compulsorily convertible debentures subscription agreement with Kotak Data Centre Fund (“KDCF”). Pursuant to this agreement, KDCF invested ₹ 6,000 million (approximately US$72.23 million) in the form of compulsorily convertible debentures of SISL. SISL, which operates the Company’s data centers, plans to use the proceeds from the issue of debentures for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

On September 1, 2023, SIFY acquired SKVR Software Solution Private Limited (“SKVR”), an IT & ITeS company, through a share purchase agreement. Pursuant to the share purchase agreement, shareholders of SKVR received ₹ 400 million with 51% and 49% of the purchase price paid by Sify Technologies Limited and SISL, respectively. SKVR holds 19,305 square meters of land allotted by the New Okhla Industrial Development Authority (“NOIDA”) for a period of 90 years (which began in the year 2006).

On February 9, 2024, Scheme of Amalgamation of Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) with SISL is filed with Hon'ble NCLT.

FY 2024-25:

The Company conducted a rights offering to its existing shareholders during the first half of the year. The Company issued an aggregate of 190,268,698 equity shares and 59,730,265 ADSs (each representing one equity share) pursuant to the exercise of subscription rights during the rights offering, raising gross proceeds of approximately $30 million before expenses of the rights offering. Following the issuance of the new equity shares and ADSs, the Company has 433,331,423 equity shares including equity shares represented by ADSs which included 13,262,908 ADSs issued as part of an over-subscription right. The net proceeds of the rights offering are expected to be used for expansion of the business for developing Network Centric Services, Data Center services, Digital Services and for general corporate purposes.

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The Merger scheme between PAECIPL and SISL was approved by the Creditors in their meeting held on July 27, 2024, as per the order of NCLT. Final hearing and approval from NCLT are awaited.

On October 1, 2024, the Company announced that it was changing its ADS to equity shares ratio from the current ratio of (1) ADS representing one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on October 4, 2024. There was no change to the Company’s equity shares. Following the ratio change, the Company has 17,255,346 ADSs outstanding.

SISL raised ₹ 2,500 million through the issue of Non-Convertible Debentures, which were listed on the Bombay Stock Exchange (BSE) on October 4, 2024. SISL has to comply with the requirements of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. The funds were utilised to repay the existing debt relating to specific Date Centers.

BUSINESS OVERVIEW

Industry Overview

In today’s fast-paced digital landscape, Information and Communication Technology (ICT) services play a crucial role in driving digital transformation across various sectors. Organizations are increasingly leveraging these services to enhance operational efficiency, improve customer experiences, and foster innovation. ICT services enable digital transformation, emphasizing the opportunities they create, the demand for skilled manpower, the breadth of appropriate tools, and the importance of sound infrastructure.

The advent of ICT has unlocked numerous opportunities for businesses and institutions, allowing them to adapt and thrive in the digital age. Key opportunities include:

Enhanced Efficiency: Automation of routine tasks through ICT services reduces manual intervention, leading to increased productivity. For instance, cloud computing enables organizations to streamline their operations and access resources on-demand, minimizing downtime and operational costs.

Improved Customer Engagement: Digital platforms facilitate real-time interaction with customers. Through social media, mobile applications, and chatbots, businesses can engage with their customers more effectively, tailoring their services to meet specific needs and preferences.

Data-Driven Decision Making: ICT services enable organizations to gather, analyze, and interpret vast amounts of data. This data-centric approach empowers businesses to make informed decisions, predict market trends, and personalize offerings, ultimately driving revenue growth.

Global Reach: With ICT services, companies can easily expand their operations beyond geographical boundaries. E-commerce platforms and digital marketing strategies allow businesses to reach a global audience, opening new markets and increasing their customer base.

Innovation and Agility: ICT fosters a culture of innovation by providing tools and platforms for rapid prototyping and agile development. Organizations can quickly adapt to changing market conditions, launching new products and services faster than ever before.

As organizations embark on their digital transformation journeys, the demand for skilled manpower has surged. The integration of ICT services requires professionals who can navigate the complexities of digital technologies. This demand manifests in several ways:

Specialized Skills: Professionals with expertise in areas such as cloud computing, data analytics, cybersecurity, and artificial intelligence are increasingly sought after. These skills are essential for implementing and managing ICT services that drive digital transformation.

Continuous Learning: The rapid evolution of technology necessitates ongoing education and training. Organizations are investing in upskilling their workforce to keep pace with technological advancements and maintain a competitive edge.

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Interdisciplinary Knowledge: The convergence of ICT with other fields, such as finance, healthcare, and education, calls for professionals who possess a blend of domain-specific knowledge and ICT skills. This interdisciplinary approach enhances problem-solving capabilities and fosters innovation.

Leadership and Change Management: As organizations adopt digital strategies, there is a growing need for leaders who can guide teams through the transformation process. Effective change management skills are crucial to address resistance and ensure successful adoption of new technologies.

Breadth of Appropriate Tools

The digital transformation journey is heavily reliant on a diverse array of ICT tools that cater to different organizational needs. The breadth of these tools provides businesses with the flexibility to choose solutions that align with their specific goals. Key categories of tools include:

Cloud Services: Cloud computing offers scalable infrastructure and services, enabling organizations to reduce costs and improve accessibility. Tools like Amazon Web Services (AWS) and Microsoft Azure allow businesses to deploy applications quickly and efficiently.

Collaboration Tools: Platforms such as Slack, Microsoft Teams, and Zoom facilitate remote work and enhance collaboration among teams. These tools enable seamless communication and project management, fostering a culture of teamwork regardless of physical location.

Data Analytics Platforms: Tools like Tableau, Power BI, and Google Analytics empower organizations to analyze data and gain actionable insights. This capability is vital for informed decision-making and optimizing business strategies.

Cybersecurity Solutions: As digital transformation increases exposure to cyber threats, robust cybersecurity tools are essential. Solutions such as firewalls, intrusion detection systems, and encryption software protect sensitive data and ensure compliance with regulations.

Customer Relationship Management (CRM) Systems: Platforms like Salesforce and HubSpot help organizations manage customer interactions effectively. These systems enable personalized marketing, sales tracking, and customer service enhancements.

Sound Infrastructure

The backbone of successful digital transformation lies in a sound ICT infrastructure. Without a robust infrastructure, organizations may struggle to implement and leverage ICT services effectively. Key components of a sound infrastructure include:

Network Reliability: A strong and reliable network is fundamental to ensuring uninterrupted access to ICT services. High-speed internet connectivity and resilient networking solutions are critical for seamless operations.

Data Storage Solutions: As data generation continues to rise, efficient data storage solutions are essential. Organizations need scalable storage options, such as cloud storage and data warehouses, to manage and analyze large volumes of data securely.

Integration Capabilities: Effective digital transformation often requires the integration of various ICT tools and platforms. A well-designed infrastructure should support interoperability between systems, enabling data sharing and streamlined processes.

Scalability: Organizations must invest in scalable infrastructure that can grow with their needs. This flexibility allows businesses to adapt to changes in demand and technological advancements without incurring significant costs.

Security Measures: Robust security measures are crucial to protecting organizational data and maintaining customer trust. This includes implementing firewalls, encryption, and regular security audits to safeguard against potential breaches.

ICT services are integral to enabling digital transformation, presenting a multitude of opportunities for organizations to innovate and grow. However, the successful adoption of these services necessitates a skilled workforce, a diverse range of appropriate tools, and a sound infrastructure. As businesses continue to navigate the complexities of the digital landscape, investing in these areas will be crucial for achieving sustainable transformation and remaining competitive in the market. By embracing ICT services, organizations can unlock their full potential and pave the way for a more connected and efficient future.

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Sify Business Model

Service Offerings

Our business segments are classified as

1)	Network Connectivity Services

2)	Data Center Colocation Services

3)	Digital IT Services

1)	Network Connectivity Services

We offer a range of managed services through a network that reaches more than 1,600 towns and cities in India, with over 3,400 points of presence (POPs). Our Global Network Operations Center has over 500 associates managing network and network devices of various customers across the globe. Our network extends across the globe with 7 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have an open cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and owned fiber. Our strength has been (i) delivering services via wireless last mile, which helps our strategy of hyper reach and (ii) our investments in building fiber network in major cities which helps us have hyper scale network delivered to our clients. Our lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1600 towns and cities and between them have more than 125,000+ enterprise end points, which is managed by our associates r and in certain cases through our field partners who troubleshoot and resolve tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. The major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Services is on the following lines:-

▪	India Network Business – Catering to the growing data communication needs of enterprises in India that demand agility and security, we offer Internet, MPLS, SDWAN, Managed Wi-Fi, Internet of Things (IoT), and proactive monitoring and management of the network and devices on the network for the customers.

▪	Global Network Business – Catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

▪	Wholesale Voice – Addressing the ‘India termination’ using ILDO licence and Hubbing services for termination outside India.

▪	Retail Voice – The Company offers services in the retail voice market in partnership with international players.

The following range of services are offered as part our network services portfolio:

WAN Portfolio

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad.

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•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	Data Center/Cloud Interconnect portfolio

o	Data Center Interconnect provides access to 53 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

o	GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India, such as Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

o	Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region.

o	AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) by which we offer services of private peering for the content providers and the private ISPs.

o	CleanConnect(TM) provides managed and secured internet connectivity to customers.

o	RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

o	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

o	GlobalSite Connect(TM), an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as CenturyLink, KDDI, PCCW to name a few.

During the past year, we focused on scaling of our existing network services portfolio with investments in infrastructure to reach more cities on fiber and adding capacities wherever there is market demand.

2)	Data Center Services

Our Data Centers are designed to be reliable, secure and scalable to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and rent ‘secure cages’ at the hosting facility in accordance with their application requirements. We also offer a wide variety of managed data center services, such as storage and back-up management, performance monitoring and infrastructure monitoring and management, network availability, server load balancing, managed shared firewall, Web server log reporting and remote hands and smart hands services. Our Data Center in Rabale also hosts our private internet exchange AMS-IX.

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000. Today, we offer a combined IT power of more than 100 MW across our 12 Data Centers, located in all the major business districts. We believe Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 5th generation Sify Data Center Architecture (SDA) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

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Power is the major source of input for our Data Center operations. We source power from state electricity boards for our Data Centers. We are conscious of our dependencies on a continuous power supply and the ensuing carbon footprint. And hence we have also invested in renewable sources of power.

3)	Digital Services

Managed Network Services

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

DDoS Protect services offer corporate customers protection from DDoS attack.

Managed SDWAN has features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management. Managed SDWAN is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

EDGE Services Portfolio

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. There are off the shelf solutions and customized solutions to solve customer problems.

Cloud and Managed Services

We offer range of cloud services to our customers:

CloudInfinit is enterprise public cloud services managed by our experts in our concurrently maintainable Data Centers, with ready to use compute, storage and network resources to host applications of customers on multitenant cloud infrastructure. We offer Infrastructure as a Services (IaaS), Platform as a Service (PaaS), Virtual Private Data Center (VPDC) in a secure SSAE-16 and SOC-2 accreditation.

GoInfinit VPE is a private cloud computing service with dedicated compute capacity and secure logically segregated storage, network and security resources delivered out of our robust Data Centers.

GoInifit AWS+ offers public cloud services out of AWS infrastructure. As a consulting partner for AWS, our managed services team provides the customer with variety of services to simplify the AWS experience.

GoInfinit Private is an enterprise-grade, fully integrated private cloud IT platform with specific controls, compliance and IT architecture in a flexible model. Containers and rack space are fully cloud enabled, built to meet enterprise’s needs of today and tomorrow.

GoInfinit Backup is a simplified and standardized data backup and recovery solution. This is available on-prem or in Sify data centers. This backup process is simplified and compatible with a wide range of backup platforms, including Sify cloud and public clouds like Microsoft Azure and AWS.

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GoInfinit Recover provides an unified data protection solution. It includes backup, snapshot, disaster/ raid recovery, Dev/Test and analytics all through a single gold copy. This SLA-backed disaster-recovery-as-a-service (DRaaS) offering enables fast recovery with complete protection of business systems and data. It is a complete data recovery services platform that customers address their disaster recovery management requirements easily through scalable, secure and automated services

GoInfinit Accelerate is provided in partnership with Akamai, a global Content Delivery Network (CDN) with presence in over 650 cities across the world. We offer cloud-based CDN services and other SaaS in cloud computing to enable fast and secure content delivery to any device anywhere.

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our Managed Security Services are enabled with Sify’s security experts using latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events, provide proactive and real-time attack mitigation. The services are based on the Sify Cyber Threat Intelligence Framework, which is a set of comprehensive services and best practices developed over the past decade.

Our associates are major source of input for the services provided in addition to the infrastructure that is built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers.

Technology Integration Services (TIS) :

TIS leverages Sify’s home-grown expertise in design, implementation and maintenance to deliver end- to-end managed IT services across Data Centers, network and security.

Major focus is as follows:

•	Service Desks and Command Centers
•	Voice and Video Conferencing
•	Hosted Contact Centers
•	Unified Communication and Unified Access
•	Virtualization
•	Data Center Build
•	Campus/LAN/Data Center Networking
•	WAN Architectures
•	Enterprise and End Point Security

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

As described, this business takes the knowledge developed from building Network architecture, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Our suite of conferencing tools consists of audio and video solutions. A key differentiator is the video solution in partnership with a world leader, does not require a room conferencing solution, thereby arming the modern enterprise with real time data straight from the markets.

Applications Integration Services

Our applications integration services were built to leverage on our network, cloud, security capabilities and integrator strengths that would help us offer applications that were developed in house and manage industry standard applications. Our offerings are:

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Talent Management

iTest is our in-house application through which we offer solutions such as online examination services, online registration services and student lifecycle management services to our customers.

Supply Chain Management

Forum NXT offers tools to effectively manage front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

Web Portal Solutions

We have reduced the number of channels from our portal (www.sify.com) to Technology and Bawarchi from more than 5 channels due to reduced patronage and pursuant to FDI policy of Government of India with regard to the entities involved in uploading / streaming of the news and current affairs through digital media.

Content Services – From strategy to implementation, we enable our customers to have the most relevant content that can be easily discovered and shared.

Portal Development - Our portal development and maintenance solutions, leverage an extensive experience in handling challenging web development projects for some of India’s leading government and private sector organization.

eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like Virtual Reality, Game based Learning and Interactive 3D learning in addition to more traditional methods of instructor led training and developing video-based learning modules for our customers.

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in Bengaluru. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

SAP Services

We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business.

Microsoft Services

We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services

We help customers deploy their Oracle applications and business critical infrastructure – migrate, integrate and upgrade - either in their Data Center or enabling them to deploy over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure. We have extensive expertise in Oracle technology to help deploy:

•	Oracle Cloud infrastructure - application, platform or infrastructure

•	Oracle On-Premise implementations - database, middleware and Oracle applications

•	Design of mobile apps, intelligent chatbots and custom analytics for Oracle environments

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Our re-organised segments provide the required strategic directions on decision making, funding and operations. The segments are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

Strategy

Our strategic objective is to be the digital bridge for our customers in their digital journey through our entire stack of ICT solutions and services and delivering value to all the stakeholders involved – employees, suppliers, environment and the society and the shareholders.

Our strategy is driven by the theme “digital@core” which enhances the landscape of our current capabilities to provide advanced solutions that help our customers to embrace their digital transformation journey with ease. This strategy is natural expansion of our cloud@core strategy where we helped customers transition to their digital transformation journey with cloud migration, adoption and scalable infrastructure being the core pitch. However, with digital@core, we offer to transform the applications and business processes landscape with our solutions that will make the digital transformation journey more rewarding. The investments we have made in the past have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out through automation. We are reaching our customers with solutions that are productized with our “digital@core” theme. This approach we believe is in line with the market demands in the domestic market as well as global trends.

Key highlights of our strategy execution during fiscal year 2024 are as follows:

1.	To continue investing in future proof infrastructure and technologies

Hyperscale network expansion to 3 more cities is under deployment which will expand hyperscale network presence to 8 major cities. We have also invested in setting up of Edge Data Centers (Edge DC) in Tier 2 locations where the network consumption is scaling with mobile network penetration in India and the necessity for Network nodes closer to the eyeballs is fueling demand for these services.

We have continued to invest in increasing our Data Center capacity during the current year as well. In line with our ESG goals, the Company has roadmap to invest in 231 MW of green power in the coming years. Out of 231 MW of green power, 67 MW is already delivered as on March 31, 2024. In the coming years, the Group has plans to incorporate renewable power in greenfield infrastructure based on market demand.

2.	To standardize our solutions to achieve scale

Standardizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers. These solutions involve multiple products across our service offerings. Customer experience has improved due to this standardization. We have adopted multi-cloud platform technologies to complement our capabilities to offer private, public and hybrid cloud solutions.

3.	To reskill our employees

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 3,537 associates have taken advantage of the eLearning platforms of my Academy. Around 351 (234 courses + 117 assessments) learning solutions have been internally created and 23,766 (22,492 courses and 1,274 assessments) in Percipio (online third-party portal collaboration with our company) amounting to an aggregate duration of more than 88,718 hours including compliance and induction.

In line with specific business needs, certification programs are organized with the twin objectives of meeting business goals and providing associates with an opportunity to scale up their conceptual, functional and technical expertise.

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4.	Investing in tools and technologies

We continue to invest in tools and technologies to automate business processes across functions. The investments are made with a view to improve customer experience by optimizing business processes, enable automation and analytics with the large pool of data that is collected.

Corporate Customers

Our customers from India are spread across industries and range in sizes from Large Corporations to Small and Medium Businesses (SMB). We have customers across verticals like Banking Financial Services and Insurance (BFSI), Manufacturing, Retail and Distribution (MRD), Pharmaceuticals, Media, Printing and Publishing, Information Technology Enabled Services (ITES), Telecommunication, Power, Public Sector Units and Governments. We have more than 10000+ customers to date. We also have our wholesale businesses with fellow carriers for data, voice and data center services.

Customer Service and Technical Support

We have a single window help desk for all our customers across different service lines. This helps our customers reach the right technical support and get issues resolved on an accelerated basis. We support multiple modes like telephone, email and WhatsApp from our clients and support for enterprises services is 24x7.

Sales and Marketing

Our sales and marketing functions are structured based on geographies to cater to the needs of respective markets. We have sales and marketing teams in India, Singapore, United Kingdom and the United States. The Indian sales force is further divided into regions such as North, East, West, South and also based on the customer segment such as the Digital Sales Team and Wholesale. The Singapore team is responsible for rest of Asia Pacific, the United Kingdom team is responsible for Europe market and the United States team is responsible for coverage in North America.

Technology and Network Infrastructure

Geographic coverage:

 Our network today reaches more than 1600 towns and cities and among them have more than 125,000+ links. This network is completely owned giving us complete control over its technology, traffic and speed. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS Virtual private networks
•	SD WAN services
•	Cloud Interconnect
•	Internet based Voice services
•	Layer 1 / Layer 2 networks
•	Data center / cloud interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link that we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

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Network Architecture

We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high-speed interface. Most of our applications and network verification servers are manufactured by market leaders in telecom equipment .

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi-Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Center:  We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay) and Hyderabad. The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable network. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure. We operate 12 concurrently maintainable Internet Data Centers, of which seven are located in Mumbai and one each at Chennai, Bangalore, Hyderabad, Kolkata and Noida (UP). We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers.

Competition

The market we operate in is extremely competitive as the technology landscape is rapidly changing. While we compete with large incumbent players, we also face competition from smaller niche technology companies. We go through the process of Request for Proposals (RFP) from customers. Our ability to operate across the spectrum of ICT has enabled us to win many customers for ala carte integrated solutions. We foresee competition to further intensify with the digital revolutions giving rise to many smaller companies and also due to the trend of insourcing technology services by our customers.

Given our wide range of services, our competition is also extensive and varied. As the markets in India for corporate network/data services, Internet access services and online content expand, we will continue to see the entry of newer competitors and those with greater resources.

Individually, we expect to see competition intensify from established players like Reliance Jio, TATA Communications and Bharti for telecom services, Ctrl S, STT, Nxtra and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like TCS for our Technology Integration services.

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

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Overview

We are among the largest integrated information communications technology (or ICT) Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 12 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Kolkata, Hyderabad and Bengaluru.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, and 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services and Digital Services which comprise of Managed Network Services, Cloud and Managed services, Technology Integration services and Applications Integration services.

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADSs in the United States.

Digital revolution is driving our customers and prospective customers to transformation in every aspect of their businesses, which would include the entire spectrum of ICT from network, storage, virtualization, network integration, analytics and applications on the cloud. We aim to keep our customers ahead in this journey of digital future with our innovative products and solutions.

Our strategy is driven by the theme “digital@core” which enhances the landscape of our current capabilities to provide advanced solutions that help our customers to embrace their digital transformation journey with ease. This strategy is natural expansion of our cloud@core strategy where we helped customers transition to their digital transformation journey with cloud migration, adoption and scalable infrastructure being the core pitch.

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Network services

These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle East North Africa cable (MENA).

Data Center services

We operate 12 Concurrently Maintainable Data Centers of which seven are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras), Bengaluru, Hyderabad and Kolkata, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Digital services

The following products are offered under Digital Services:

Cloud and managed services: Our on-demand hosting (cloud) services offer end-customers best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run. Our remote and onsite infrastructure managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally. Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in data systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing. We have also built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions.

Technology Integration services: Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the clients can interact with a singular service provider thereby saving them both implementation and documentation efforts.

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Applications Integration services: Our range of web-applications includes sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems and from practices of Industry standard applications like SAP, Oracle and Microsoft. We also provide infrastructure-based services on demand, including our on-line testing engine and network management, and digital certification services. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line testing engine offers a secure and flexible way of conducting examinations involving a wide range of question patterns.

Revenues

Network Connectivity Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The Company offers services in the retail voice market in partnership with Skype Communications, S.a.r.l. The Company realized revenue from the sale of voice credits and subscriptions of Skype.

Data Center Services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used, and usage revenue is based on consumption of power on large contracts.

Digital Services

Revenue from Cloud and Managed services are primarily from “Cloud and on demand storage”, “Domestic managed services” and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on a time and material basis (T&M).

Revenues from Technology Integration Services (TIS) comprises of Data Centre build services and security services. Contracts under TIS are based on completion of projects and could also be based on T & M.

Revenue from Applications Integration Services (AIS) comprises of Online Assessment, Web development, supply chain solutions, content management, sale of Digital certificates and sale, implementation and maintenance of Industry Specific applications like SAP, Oracle and Microsoft. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Network Connectivity Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from telcos and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified license.

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licenses used to provide services.

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Digital Services

Digital Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of Data Center build and build-operate-transfer BOT projects.

Cost of goods sold and services for TIS consists of cost of hardware and software supplied for Data Center build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Cost of goods sold and services for AIS consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred Tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September 30,		Half year ended September 30,
	2024	2023	2024	2023
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	(62)	(63)	(63)	(63)
Other income/(expense)	1	2	1	1
Selling, general and administrative expenses	(19)	(20)	(18)	(18)
Depreciation and amortization expenses	(13)	(14)	(13)	(13)
Profit from operating activities	7	5	7	7
Investment income	1 *	1 *	1 *	1 *
Finance expenses	(6)	(6)	(6)	(6)
Net finance income/(expense)	(6)	(6)	(6)	(6)
Income tax benefit / (expense)	(1) *	(1) *	(1)*	(1)
*Net profit for the year	1	(1) *	1	1

*	Represents less than 1%

Results of quarter ended September 30, 2024 compared to quarter ended September 30, 2023

The growth in our revenues for the quarter ended September 30, 2024 and quarter ended September 30, 2023 is given below:

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Revenues	10,275	8,791	1,484	17%

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We achieved revenue of ₹ 10,275 million ($ 122.63 million), an increase of ₹ 1,484 million ($ 17.71 million) over the same quarter previous year. The increase is primarily contributed by revenue from Data Center Services and Network Services.

The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Quarter ended September 2024	Quarter ended September 2023	Quarter ended September 2024	Quarter ended September 2023	Growth
Network Services	3,679	3,571	36%	41%	3%
Data Center Services	3,334	2,717	32%	31%	23%
Digital Services	3,262	2,503	32%	28%	30%
Total	10,275	8,791	100%	100%	17%

Revenue from Network service increased by ₹108 million ($1.30 million) due to (i) an increase in revenue of ₹265 million ($3.16 million) from Connectivity services, offsetted by (ii) a decrease in Voice Revenue of ₹157 million ($1.88 million) attributable to decrease in ILD & Hubbing Business by ₹142 million ($1.70 million) and decrease in Voice Revenue by ₹15 million ($0.18 million).

Revenue from Data Center Services has increased by ₹ 617 million ($7.4 million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has increased by ₹759 million ($9.06 million) primarily due to (i) an increase in Network Digital Managed Service by ₹750 million ($8.96 million), (ii) an increase in revenue from Cloud and Managed Services by ₹17 million ($0.20 million), and (iii) a decrease in revenue from Applications Integration Services by ₹ 8 million ($0.1 million).

Other Operating income

The change in other income is as follows:

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Other Operating Income	135	173	(38)	(22)%

Other Operating income has decreased by ₹ 38 million ($0.45 million).

Investment income

The change in Investment income is as follows:

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Investment Income	2	20	(18)	(90)%

Investment income has decreased by ₹ 18 million ($0.21 million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Network services	2,518	2,621	(103)	(4)%
Data Center Services	1,451	1,208	243	20%
Digital Services	2,394	1,680	714	43%
Total	6,363	5,509	854	15%

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The cost of goods sold increased by 15% on overall basis, the movement in COGS is explained in detail below:

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Network Costs	2,060	1,864	196	11%
Revenue share	252	220	32	15%
Cost of Hardware / Software	1,712	1,180	532	45%
Power costs	1,347	1,127	220	20%
Direct Resources costs	508	704	(196)	(28)%
Other direct costs	484	414	70	17%
Total	6,363	5,509	854	15%

Network cost comprises cost of bandwidth leased out from telcos, Inter-connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 353 million ($4.21 million) due to capacity increase and IP termination costs decreased by ₹ 157 million ($1.87 million) on account of decrease in minutes thus caused a net increase of ₹ 196 million ($2.34 million).

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Cost Increase is on account of increase in Revenue.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

Power costs comprise of electricity cost incurred in our data center. Power cost increased by ₹220 million ($ 2.63 million) due to increase in occupancy of newly commissioned Data Centers and due to increase in consumption in existing Data Centers and increased power tariff.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs decreased by ₹ 196 million ($2.33 million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The increase in other direct costs is due to cost of materials incurred for a new project by ₹ 106 million ($1.26 million) offset by decrease in Cloud Platform Charges by ₹ 36 million ($0.43 million).

We are continuously seeking cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, general and administrative expenses of the Company are set forth as follows:

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	Change (%)
Operating Expenses	485	443	42	9%
Selling & Marketing Expenses	42	50	(8)	(16)%
Associate Expenses	931	803	128	16%
Other Indirect Expenses	368	362	6	2%
Provision for doubtful debts and advances	115	105	10	10%
Forex (gain) / loss	4	(1)	5	500%
Total	1,945	1,762	183	10%

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Operating expenses includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating expenses increased by on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost marginally decreased by ₹8 million ($ 0.09 million).

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have increased by ₹ 128 million ($ 1.53 million) during the quarter compared to previous quarter.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There was an increase in Indirect Expenses due to increase in operational expenses.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The increase in Provision for Doubtful debts was on account of prudent provisioning of debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Depreciation and amortization	1,323	1,213	110	9%
As a percentage of carrying value	3%	3%

The increase in depreciation is primarily on account of capitalisation of fixed assets during the period.

Profit from operating activities

			(Rupees in million)

	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Operating profit	778	480	298	62%
As a percentage of revenue	8%	5%

Operating profit increased by 62% over the same period of the previous year due to an increase in revenue.

Finance income/expense

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Finance Income	-	-	-	-
Finance expense	641	485	156	32%
Net finance expense	641	485	156	32%

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The increase in finance expenses is principally on account of increase in interest rates and availment of loans.

Net Profit

			(Rupees in million)
	Quarter ended September 30, 2024	Quarter ended September 30, 2023	Change	% Change
Net Profit	101	(22)	123	559%
As a percentage of revenue	1%	(0.3)%

Tax expense for the period is ₹ 38 million ($ 0.45 million). This tax expense is measured based on the projected profit for the year for entities forming part of the Group. When there is a current tax credit/asset for the interim period, the same is not recognised since the reversal is projected in the current tax period. The effective tax rate for those entities will be different to this extent for the interim period. Net profit as a 559% of revenue has increased over the previous year same period due to increase in revenue.

Results of half year ended September 30, 2024 compared to half year ended September 30, 2023

Revenues

The growth in our revenues in for the half year ended September 30, 2024 and the half year ended September 30, 2023 is given below

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Revenues	19,696	17,338	2,358	14%

We achieved revenue of ₹ 19,696 million ($235.06 million), an increase of ₹ 2,358 million ($ 28.13 million) over same period previous year. The increase is primarily contributed by revenue from Digital Services and Data Center Services.

The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Half year ended September 30, 2024	Half year ended September 30, 2023	Half year ended September 30, 2024	Half year ended September 30, 2023	Growth
Network Services	7,544	6,999	38%	40%	8%
Data Center Services	6,694	5,420	34%	31%	23%
Digital Services	5,458	4,919	28%	29%	11%
Total	19,696	17,338	100%	100%	14%

Revenue from Network service increased by ₹545 million ($6.52 million) due to (i) increase in revenue of ₹638 million ($7.62 million) from Connectivity services offsetted by (ii) decrease in Voice Revenue of ₹93 million ($1.10 million) attributable to decrease in ILD & Hubbing Business by ₹74 million ($0.88 million) and decrease in Voice Revenue by ₹19 million ($0.22 million).

Revenue from Data Center services has increased by ₹ 1,274 million ($15.20 million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has increased by ₹539 million ($6.43 million) primarily due to (i) increase in Network Digital Managed Service by ₹ 731 million ($8.72 million) (ii) offsetted by decrease in revenue from Cloud and Managed Services by ₹124 million ($1.5 million), (iii) decrease in revenue from Applications Integration Services by ₹ 68 million ($0.8 million).

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Other Operating income

The change in other operating income is as follows:

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Other Operating Income	223	214	9	4%

Other operating income increased by ₹ 9 million ($0.107 million).

Investment income

The change in investment income is as follows:

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Investment Income	60	30	30	100%

Investment income increased by ₹ 30 million ($0.358 million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Network services	5,107	4,568	539	12%
Data Center Services	2,989	2,426	563	23%
Digital Services	4,227	3,886	341	9%
Total	12,323	10,880	1,443	13%

The cost of goods sold increased by 13% on an overall basis. The movement in COGS is explained in detail below:

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Network Costs	4,201	3,705	496	13%
Revenue share	471	429	42	10%
Cost of Hardware / Software	2,588	2,375	213	9%
Power costs	2,783	2,281	502	22%
Direct Resources costs	1,260	1,336	(76)	(6%)%
Other direct costs	1,020	754	266	35%
Total	12,323	10,880	1,443	13%

Network cost comprises cost of bandwidth leased out from telcos, Inter-connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 582 million ($ 6.95 million) due to capacity increase and IP termination costs decreased by ₹ 86 million ($ 1.03 million) on account of decrease in minutes thus caused a net increase of ₹ 496 million ($2.34 million).

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Cost Increase is on account of increase in Revenue.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

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Power costs comprise of electricity cost incurred in our data center. Power cost increased by ₹ 502 million ($ 5.99 million) due to increase in occupancy of newly commissioned Data Centers and due to increase in consumption in existing Data Centers and increased power tariff.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs decreased by ₹ 76 million ($ 0.90 million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The increase in other direct costs is due to cost of materials incurred for a new project by ₹ 176 million ($2.10 million) and increase in Cloud Platform Charges by ₹ 90 million ($1.07 million).

We seek to continue in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses of the Company are set forth as follows:

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	Change (%)
Operating Expenses	1,037	868	169	19%
Selling & Marketing Expenses	49	84	(35)	(42)%
Associate Expenses	1,639	1,406	233	17%
Other Indirect Expenses	759	651	108	17%
Provision for doubtful debts and advances	130	173	(43)	(25)%
Forex (gain) / loss	7	1	6	600%
Total	3,621	3,183	438	14%

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Operating expenses includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating expenses increased by on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost decreased by ₹ 35 million ($ 0.42 million).

Associate expenses consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have increased by ₹ 233 million ($ 2.78 million) during the half year compared to previous period.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There was an increase in Indirect Expenses during the half year compared to the previous period.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The decrease in Provision for Doubtful debts was on account of prudent provisioning of debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Depreciation and amortization	2,629	2,332	297	13%
As a percentage of carrying value	6%	7%

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The increase in depreciation is primarily on account of capitalisation of fixed assets during the period.

Profit from operating activities

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Operating profit	1,345	1,158	187	16%
As a percentage of revenue	7%	7%

Operating profit as a 16% has increased over the same period in the previous year due to increase in revenue.

Finance income/expense

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Finance Income	-	-	-	-
Finance expense	1,259	1,054	205	19%
Net finance expense	1,259	1,054	205	19%

The increase in finance expenses is principally on account of increase in interest rates and availment of loans.

Net Profit

			(Rupees in million)
	Half year ended September 30, 2024	Half year ended September 30, 2023	Change	% Change
Net Profit	50	42	8	19%
As a percentage of revenue	0.25%	0.24%

Net profit Increases by 19% over the same period in the previous year due to increase in revenue

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Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	Half year ended September 30, 2024	Half year ended September 30, 2023	Half year ended September 30, 2024
	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	1,485	244	17.73
Net cash from / (used in) investing activities	(5,972)	(5,667)	(71.27)
Net cash from / (used in) financing activities	4,671	5,893	55.75
Effect of exchange rate changes on cash and cash equivalents	4	(4)	0.05
Net increase / (decrease) in cash and cash equivalents	188	466	2.26

As at September 30, 2024 and September 30, 2023, we had working capital of ₹ 2,287 million and ₹ 2,703 million, respectively, which includes cash and cash equivalents of ₹ 3,807 million and ₹ 3,165 million, respectively. Our working capital net of cash and cash equivalents is ₹ 5,287 million (negative) and ₹ 4,865 million (negative) as at September 30, 2024 and September 30, 2023. We believe that with cash from operations, existing lines of credit and capital availability from our promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans which carry lower interest rates compared to Indian Rupee loans, but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22, 2010, the company entered into a subscription agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2019, the Company has received an aggregate of ₹900 million in connection with this private placement, resulting in an aggregate of ₹ 4,000 million received till date. During the fiscal year 2019, all 125,000,000 shares were fully paid.

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 7,574 million, ₹ 7,570 million, in bank accounts and ₹ 3,282 million, ₹ 6,181 million in the form of bank deposits as of September 30, 2024 and September 30, 2023, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 427 million and 1,325 million respectively balance in cash and cheque amounting to ₹ 1.03 million.

Net cash generated from operating activities for the half year ended September 30, 2024 was ₹ 1,485 million ($ 17.72 million). This is mainly attributable to a decrease in trade and other receivables during the period of ₹ 3,507 ($ 41.85 million), an increase in contract asset and contract liabilities by ₹ 1,073 million ($ 12.80 million), a decrease in trade and other payables of ₹ 2,113 million ($ 25.21 million), due to payment of tax in the amount of ₹ 147 million ($ 1.75 million) and other assets by ₹ 825 ($ 9.85 million).

 Net cash generated from operating activities for the half year ended September 30, 2023 was ₹ 244 million ($ 2.91 million). This is mainly attributable to an increase in trade and other receivables during the period of ₹ 3,523 ($ 42 million), a decrease in contract asset and contract liabilities by ₹ 766 million ($ 9.22 million), an increase in trade and other payables of ₹ 3,716 million ($ 44.35 million), due to payment of tax in the amount of ₹ 886 million ($ 11 million) and other assets by ₹ 151 ($ 1.80 million).

Net cash used in investing activities for the half year ended September 30, 2024 was ₹ 5,972 million ($ 71.27 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 5,452 million ($ 65 million), increase in Right of Use assets by ₹ 414 million ($ 4.94 million) and due to purchase of preference shares of ₹ 231 million ($ 2.76 million) and offset by other line items such as finance income of ₹ 30 million ($ 0.36 million).

Net cash used in investing activities for the half year ended September 30, 2023 was ₹ 5,667 million ($ 68 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 5,374 million ($ 65 million), increase in Right of Use assets by ₹ 240 million ($ 2.89 million) and due to purchase of corporate debt securities of ₹ 140 million ($ 1.69 million) and offset by other line items such as finance income of ₹ 86 million ($ 1.04 million).

Net cash from financing activities for the half year ended September 30, 2024 was ₹ 4,671 million ($ 55.75 million). This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 1,567 million ($ 18.70 million), ₹ 2,499 million ($ 29.84 million) Non-convertible debentures, proceeds from issue of rights issue shares (ESOP) by ₹ 2,506 million ($ 29.90 million), repayment of lease liability by ₹ 172 million ($ 2.05 million) and finance expenses paid of ₹ 1,730 million ($ 20.64 million) of which transaction cost related to equity and dividend paid for preference shares ₹ 59.86 million ($ 0.714 million).

Net cash from financing activities for the half year ended September 30, 2023 was ₹ 5,893 million ($ 70.95 million). This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 1,332 million ($ 16 million), ₹ 6,000 million ($ 72 million) Compulsorily convertible debentures issued to Kotak Data Centre Fund (KDCF), proceeds from issue of shares (ESOP) by ₹ 22.34 million ($ 0.27 million), repayment of lease liability by ₹ 132 million ($ 1.59 million) and finance expenses paid of ₹ 1,331 million ($ 16 million).

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Tax Matters

➢	Residential Status:

A  person is said to be resident in India if:

•	A person of Indian Origin becomes resident if stay in India more than 182 days or stays for 365 or more days in the 4 preceding years and a minimum of 60 days in the current financial year.

•	A person is a resident but not an ordinary resident if stay in India is less 730 days out of 7 preceding years and has not been a resident in India in at least 2 out of 10 immediately previous years.

•	Deemed to be resident if an Indian citizen is not liable to tax in any other country due to any reason.

▪	CBDT clarified that Indian citizens who are bona fide workers in other countries are not included and their foreign income is not taxable in India

➢	Filing of Return of Income (“ROI”) by Non-residents: As per earlier provisions, Non-Residents/ foreign companies need not file ROI if their income includes dividend & interest income. Now, royalty & Fees for Technical Services have also been included in this exception. However, corresponding Transfer Pricing provisions have not been amended and hence Transfer Pricing compliances are still to be adhered to. Further, if withholding taxes were applied on such royalty/ fee for technical services under the provisions of Double Taxation Avoidance Agreement, above concession is not applicable.

Relaxations/ Assessee favoring decisions by Income Tax department:

▪	Section 115BAB: Extension of last date for commencing manufacturing operations to avail lower tax rate of 15% from March 31, 2023 to March 31, 2024

Certain provisions of the Income-tax Act, 1961 (‘the Act’) amended resulting in possibilities of increased disallowances/ reduced deductions for businesses:

▪	Section 40: Surcharge and cess not deductible

▪	Section 14A: Disallowance would be warranted even if no exempt income is earned during the year

▪	Section 37: Any amount incurred for any offense or for compounding any offense under any law in force in or outside India and for providing any benefit or perquisite to any person which is in violation of any law governing the conduct of such person would not be allowable as deduction

▪	Section 43B: Conversion of interest liability to debentures cannot be treated as actual payment against discharge of liability and hence not allowable as deduction

▪	Section 50: Reduction of goodwill from block of assets would be treated as transfer

▪	Section 79A: No set-off of losses against undisclosed income coming to light consequent to search, requisition and survey

▪	Section 115BBD: Concessional tax rate of 15 percent on dividend from specified foreign companies discontinued

▪	Section 194R*: Benefit or perquisite provided to a resident carrying on business or profession, exceeding INR 20,000 in a year, shall be subjected to TDS at 10 percent of the value of such benefit/ perquisite

Finance Act, 2023 has amended various provisions of the Act. Captured below are the amendments relevant in the context of the current discussion:

▪	Section 80-IAC: Extension of last date for incorporation of eligible startups (engaged in innovation, development or improvement of products or processes or services or a scalable business model with a high potential of employment generation or wealth creation) from March 31, 2023 to March 31, 2024 to avail profit linked exemption (100 percent of profits allowed as deduction).

▪	Section 43B: Deduction of payments to MSME allowed only on actual payment basis except where the same is not due as per the timelines provided in the MSME Act, 2006.

▪	Section 9: Receipt of gifts by residents but not ordinarily residents within the purview of income deemed to accrue or arise in India.

▪	Section 56(2)(vii)(b): Applicability extended to receipt of excess consideration for issue of shares to a resident company from non-resident/ resident but not ordinarily residents as well.

▪	Section 49: Cost of acquisition for certain capital assets such as intangibles or any similar other right clearly defined as ‘NIL.

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▪	Section 206AA/AB: Exclude from its purview of higher rate of TDS persons not liable to file income tax returns.

▪	Sections 154 and 155: Provides procedure for grating TDS credit in relation to income offered to tax in earlier years.

▪	Penalty provisions introduced for non-compliance with TDS obligations under sections 194R (Benefit or perquisite provided to a resident carrying on business or profession, exceeding INR 20,000 in a year, shall be subjected to TDS at 10 percent of the value of such benefit/ perquisite) and 194S (mandates TDS by any person making payment to any resident in India on purchase/ transfer of a virtual digital asset).

▪	Penalty provisions introduced for submitting inaccurate information in Specified Financial Transactions (‘SFT’) return (specified entities required to furnish certain reportable transactions such as issue of bonds/debentures/ shares, buy back of shares, dividend distribution, etc. undertaken during the year.

▪	Relaxation to enable filing of modified return by the successor in the case of Business reorganization within six months of the court order and authority to and procedure to be followed by the officer in such scenarios also prescribed.

▪	The Supreme Court hold that Telecom License Fees payable by Telecom players is capital in nature (even when the same is not paid as a one-time charge and paid in instalments as a percentage of Gross Revenue under the New Telecom Policy, 1999) and hence not an allowable expenses deduction.

Further, while it is held that the said capital expenditure being the license fee can be amortized under section 35ABB of the Act over the life of the license, mechanism for computing the same in a scenario of annual payments has not been clarified.

Finance (No. 2) Act, 2024 has amended various provisions of the Act. Captured below are the amendments relevant in the context of the current discussion:

■	Reduction of WHT rates under various provisions: To improve the ease of doing business and better compliance by taxpayers following reductions in TDS rates on payments to residents have been made:

Nature of payment	Existing rate of WHT	Proposed rate of WHT
Payment of insurance commission (in case of person other than company)	5%	2%
Payment in respect of life insurance policy	5%	2%
Commission etc on sale of lottery tickets	5%	2%
Payment of commission or brokerage	5%	2%
Payment of rent by certain individuals or HUF	5%	2%
Payment of certain sums by certain individuals or Hindu undivided family	5%	2%
Payment of certain sums by e-commerce operator to e-commerce participant	1%	0.1%
Payments on account of repurchase of units by Mutual Fund or Unit Trust of India eligible for deduction under section 80CCB	20%	Section to be omitted

■	Changes to holding period and rate of capital gains taxation: Finance (No. 2) Act, 2024 has overhauled existing capital gains taxation system and introduced uniformity in holding period, tax rates and computation mechanism to a large extent. The changes in the holding period of capital assets to qualify as a long-term capital asset (LTCA) are as under:

Class of capital asset	Holding period to qualify as LTCA before July 23, 2024	Holding period to qualify as LTCA on or after July 23, 2024
Listed securities	> 12 months	> 12 months
Units of listed business trust	> 36 months	> 12 months
Unlisted securities and immovable property	> 24 months	> 24 months
Other capital assets	> 36 months	> 24 months

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The changes to the tax rates for long term and short-term capital gains for both residents and non-residents are as follows:

Nature of capital gain	Tax rate before July 23, 2024	Tax rate on or after July 23, 2024
Short term capital gains on transfer of STT paid listed equity shares, unit of a listed business trust, unit of equity oriented mutual fund	15%	20%
Short term capital gains on transfer of capital assets other than mentioned above	Applicable tax rate	Applicable tax rate
Long term capital gains on transfer of STT paid listed equity shares, unit of a listed business trust, unit of equity oriented mutual fund	10% without indexation with exemption of INR1 lakh	12.5% without indexation with exemption of INR1.25 lakh
Any other long term capital gains	20% with indexation benefit*	12.5% without indexation*

* With the removal of indexation, where transfer of immovable property takes place on or after July 23, 2024, in certain cases where the price rise was limited as compared to inflation, the taxpayers faced increased tax liability as compared to old regime of 20% tax rate with indexation. In order to grant relief from such excess tax liability arising to resident Individual and HUF (specified taxpayers), the Finance Act (No. 2), 2024 has proposed to restore the benefit of indexation while computing tax payable on long term capital gain arising on transfer of land or building or both acquired before July 23, 2024. The tax payable by specified taxpayers would be lower of the following:

➢	12.5% of capital gains without giving effect to indexation; or
➢	20% of capital gains after considering the benefit of indexation

■	Consequential changes have also been made to provisions dealing with taxation of long-term capital gains from securities held by Foreign Institutional Investors, units of offshore fund and global depository receipt to align the rate of long-term capital gains on transfer of such instruments to 12.5% if the capital asset is transferred on or after July 23, 2024

■	Reduction in corporate tax rate for foreign companies: The corporate tax rate in the case of foreign companies has been reduced from 40% to 35% (plus applicable surcharge and cess)

■	Consideration paid on buy-back of shares taxable as ‘dividend’ : Presently, the consideration paid by the company on the buyback of shares is chargeable to buy-back tax (BBT) in the hands of the company and exempt in the hands of the shareholders. Such BBT is applied to the buy-back proceeds as reduced by the amount received for the issuance of such shares. It is now been amended that such a sum paid by a company shall be treated as a dividend in the hands of shareholders and charged to Income Tax at applicable rates.

■	Angel Tax provisions abolished: Presently, funds received on issue of shares above face value by a closely held company (other than an eligible start up) from non-qualifying investors in excess of the company’s prescribed fair market value are liable to tax in the hands of such Indian company issuing the shares. It has now been decided by the Government to abolish these provisions from the assessment year 2025-26.

■	Exclusion from transfer under ‘gift’ or ‘will’ or ‘irrevocable trust’: Presently, the transfer of a capital asset through a gift, will, or irrevocable trust is not considered a ‘transfer’ and therefore not subject to capital gains taxation. This benefit was available to all persons (including companies). It is now been amended that the above specific benefit shall be available only to an individual or Hindu Undivided Family (HUF). This amendment will be effective from assessment year 2025-26.

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■	Introduction of penalty provisions for non-filing of certain financial information by Non-Resident’s liaison offices in India: Introduced new penalty provision for liaison offices for non-compliance in filing annual statement. The penalty will amount from daily fines of INR 1,000 up to three months and a fixed penalty of INR1 lakh thereafter.

■	Reintroduction of Vivad Se Vishwas Scheme, 2024 to settle pending tax disputes: Considering success of the previous Direct Tax Vivad Se Vishwas Act, 2020, and the mounting pendency of litigation at various levels of appellate forums, Finance (No. 2) Act, 2024 has brought a similar Vivad Se Vishwas Scheme, 2024.

■	Limitation period for filing of appeal before Income Tax Appellate Tribunal extended from 60 days from receipt of order of First Appellate Authority to 2 months from the end of the month in which such order of First Appellate Authority is received.

■	First Appellate Authority has been now given power to remand cases back to the tax authority for fresh adjudication on facts where original order under appeal was based on a best-judgement assessment. Tax Authority is required to pass fresh assessment order within 12 months from the end of the financial year in which the order of First Appellate Authority is received

1.	OTHER AMENDMENTS

A.	Goods & Services Tax (GST):

Recommendations of the GST Council at its 53rd meeting held on June 22, 2024:

After an eight-month break, the Goods and Services Tax (the “GST”) Council convened ahead of the Interim Budget session. The Council's recommendations include amendments to the GST law entailing rate rationalisation, clarifications on various issues and simplification of compliance process to facilitate trade and in Ease of Doing Business (EoDB). The proposals are reflective of the government’s proactive stance of reaching out to the industry and resolving concerns highlighted by trade.

Proposals pertaining to GST compliance:

1.	Optional facility for amendment/ addition of details furnished in Form GSTR-1 for a tax period proposed in Form GSTR-1A. Taxpayers can amend/ add details of invoices for a tax period before filing Form GSTR-3B to ensure that the appropriate liability is auto-populated in Form GSTR-3B.

2.	Threshold for reporting of invoice wise B2C inter-state supplies in Form GSTR-1 proposed to be reduced from INR 2.5 lakhs to INR 1 lakh.

3.	Time limit to avail the ITC in respect of invoices/debit notes for FY 2017-18 to FY 2020-21 proposed to be considered as November 30, 2021, if ITC is availed in any return filed up to the said date. Retrospective amendment effective July 1, 2017 proposed.

4.	To strengthen the registration process and combat fake ITC, biometric-based Aadhaar authentication of registration applicants is proposed pan-India, in a phased manner.

5.	Filing of annual return in Form GSTR-9/9A for FY 2023-24 proposed to be exempted for taxpayers having aggregate annual turnover of up to INR 2 crores.

Proposals pertaining to adjudication and appeals:

1.	Interest and penalties for demand notices on issues not involving extended period of limitation for FY 2017-18 to FY 2019-20, is proposed to be waived if taxpayer pays the full amount of tax demanded in the notice till March 31, 2025. Such waiver would not cover demand of erroneous refunds. Amendment to be made in the GST law for implementation of the said proposal.

2.	Provide for common time limit for issuance of demand notices and orders for FY 2024-25 and onwards, irrespective of whether case involves fraud, suppression, willful misstatement etc. Time limit for taxpayers to avail the benefit of reduced penalty (through payment of tax demanded along with interest) proposed to be increased from 30 days to 60 days.

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3.	Amendment proposed in the GST law for reduction in the amount of pre-deposit required to be paid for filing of appeals as per below:

Maximum	Existing (CGST and SGST)		Proposed (CGST and SGST)
amount of pre-deposit	Percentage %	Amount in INR	Percentage %	Amount in INR
First Appellate Authority	10%	25 crore each under CGST & SGST	10%	20 crore each under CGST and SGST
Appellate Tribunal	20%	50 crore each under CGST and SGST	10%	20 crore each under CGST and SGST

4.	Monetary limits proposed to be specified for filing departmental appeal before the appellate tribunal (INR 20 lakhs), High Court (INR 1 crore) and Supreme Court (INR 2 crores) for reducing litigation by government.
5.	Amendment in GST law proposed to provide for a specified date from which the time limit for filing appeals (3 months) before the Appellate Tribunal shall start.
6.	Amendment in GST law and issuance of circular proposed to prescribe a mechanism for adjustment of amount paid in respect of a demand through Form GST DRC-03 against the amount to be paid as pre-deposit for filing appeal.

Proposals which enable trade facilitation:

1.	Where foreign affiliate is supplying services to its related domestic entity and the domestic entity is eligible for full ITC, value of supply declared in the invoice shall be deemed to be the open market value. If invoice is not issued by the related domestic entity, value of service may be deemed as NIL and considered as open market value.

2.	Valuation mechanism on corporate guarantee extended by a related party.

3.	Availability of ITC on ducts and manhole used in network of optical fiber cables (OFCs).

4.	Time limit to avail the ITC on self-invoice issued by the recipient for the supplies received from unregistered persons, shall be calculated from the financial year in which self-invoice is issued.

5.	Taxability of re-imbursement of securities/shares as ESOP/ESPP/RSU provided by a company to its employees.

6.	Warranty/ extended warranty provided by manufacturers to end customers.

7.	Statutory collections made by Real Estate Regulatory Authority to be exempt from GST.

8.	Taxability of loans granted between related person or between group companies.

9.	Time of supply on annuity payments made for projects under Hybrid Annuity Model.

10.	Time of supply in respect of allotment of spectrum to telecom companies in cases where payment of licence fee and spectrum usage charges is to be made in instalments.

11.	Mechanism for providing evidence by the suppliers for compliance of conditions for exclusion of post-sale discounts from the value of supply to the effect that ITC has been reversed by the recipient on the said amount.

12.	Special procedure for manufacturers of specified commodities, like pan masala, tobacco etc.

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Recommendations of the GST Council at its 54th meeting held on September 9, 2024:

1.	Clarification is expected on Place of Supply of data hosting services provided by service providers located in India to cloud computing service providers located outside India. Various efforts in representing that such services should qualify as export of services have been made. It will be important to evaluate the clarification as it could classify the treatment of data hosting services as export of services.
2.	Exemption to supply of services such as application fees for providing electricity connection, rental charges against electricity meter, testing fees for meters/ transformers/capacitors, labour charges from customers for shifting of meters/service lines, charges for duplicate bills etc. which are incidental, ancillary or integral to the supply of transmission and distribution of electricity by transmission and distribution utilities to their consumers, when provided as a composite supply. GST for the past period to be regularised on ‘as is where is’ basis. Exemption on the amount of reimbursement charged from customers in respect ancillary expenses for electricity supply in data centre services provided.
3.	Supply of research and development services: Recommendation to exempt supply of research and development services by a Government Entity; or a research association, university, college or other institution, notified under clauses (ii) or (iii) of sub-section (1) of section 35 of the Income Tax Act, 1961 using Government or private grants.
4.	Rebate of IGST on export of goods, if benefit of customs duty exemptions (such as, advance authorization) has been availed on inputs: Currently, there is a restriction under the GST laws that refund of IGST paid on export of goods is not available if advance authorization or similar exemption scheme has been opted for the inputs. The proposal is to do away with this restriction pursuant to which both the options i.e. export under LuT and export of goods with payment of IGST shall be available. We will need to evaluate the fine print of amendments to analyze the specific impact.
5.	Other important GST updates:

•	B2C E-invoicing: Roll out of a pilot for B2C e-Invoicing, following the successful implementation of e-invoicing in the B2B sector.
•	When a Goods Transport Agency (GTA) provides ancillary services like loading or packing during road transportation and issues a consignment note, these services are to be considered part of a composite supply of transportation. If such services are invoiced separately from the transportation, they are to be treated as distinct services, and not part of the composite supply.
•	Renting of commercial property by unregistered person to a registered person to be brought under Reverse Charge Mechanism (‘RCM’).
•	GST Amnesty Scheme under Section 128A of CGST Act – Rules have been recommended and certain clarifications will also be issued in due course. 31st March 2025 to be notified as the last date of making payment under the scheme.
•	Invoice Management System: IMS will allow the taxpayers to accept, reject, or to keep the invoices pending for the purpose of availment of Input Tax Credit. This will be an optional facility for taxpayers to reduce errors in claiming input tax credit and improve reconciliation.

Mechanism for implementation of section 16(5) & 16(6) of CGST Act: Retrospective amendment was earlier proposed to extend the time limit for claiming ITC for FY 2017-18 to FY 2020-21 in returns filed by November 30, 2021. Special procedure for rectification of orders (already issued) related to wrong availment of ITC to be notified.

Recommendations of the GST Council at its 55th meeting held on December 1, 2024:

1.	In order to align the provisions of section 17(5)(d) of CGST Act, 2017 with the intent of the said section, recommendation has been made to amend section 17(5)(d) of CGST Act, 2017, to replace the phrase "plant or machinery" with "plant and machinery", retrospectively, with effect from July 1, 2017, so that the said phrase may be interpreted as per the Explanation at the end of section 17 of CGST Act, 2017.
2.	Recommendation has been made to amend Section 2(61) and Section 20(1) of the CGST Act, 2017 to explicitly include inter-state RCM transactions under the ISD mechanism.
3.	A new system has been introduced in the GST Portal to accept, reject or keep the invoice pending. This new function will be applicable from November 1, 2025 to ease the process of assessment for Companies as well as the officer.

B.	Other Significant Economic events for H1 FY 2024-25:

a)	GDP Growth: India’s GDP grew at 7.8% in Q1 FY 2024-25 and around 6.5%-7% in Q2, driven by services and construction.

b)	Inflation & RBI's Monetary Policy: Inflation rose due to food and oil prices, prompting Reserve Bank of India (“RBI”) to keep the repo rate steady at 6.50% pa.
c)	US Federal Reserve Tightening: During September 2024, the U.S.Federal Reserve (the “Fed”) reduced its base lending rate by 50 bps to 5.00% owing to controlled global pricing and anticipating inflationary controls.
d)	Rising Oil Prices: Global oil price hikes crossed $90 per barrel, increasing India's trade deficit and inflation during September 2024.
e)	Government Infrastructure Push: Strong spending on infrastructure projects like NIP and PM Gati Shakti continued, supporting economic growth.

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f)	Rupee Depreciation: The rupee weakened to ₹82-85/USD due to rising imports, global conditions, and RBI interventions. During the Half Year 2024-25 the rupee depreciated by 0.01 per cent against the USD (Concluding at Rs. 83.79 / USD) as on September 30, 2024
g)	Equity Markets: BSE Sensex and NSE Nifty hit new highs, driven by strong corporate earnings, despite volatility in September.
h)	Trade Performance: Exports faced global demand challenges while rising oil and gold imports widened the trade deficit.
i)	Banking Sector: Banking saw credit growth and lower NPAs, despite global interest rate pressures and liquidity management tightening.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as at September 30, 2024:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	22,661,055	5,878,801	7,545,589	5,681,880	3,554,785
Short term borrowings	3,675,852	3,675,852	-	-	-
Lease Liabilities	8,936,827	594,716	1,118,684	875,829	6,347,598
Purchase obligations	8,879,455	8,879,455	-	-	-

Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 34 to the financial statements included in our Annual Report on Form 20-F/A for the year ended March 31, 2024.

Risk Management Procedures

 We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

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Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2024, our management, with the participation of our CEO and Managing Director and Executive Director and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our CEO and Managing Director and Executive Director and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our CEO and Managing Director and Executive Director and CFO have concluded that, as of September 30, 2024, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the CEO and Managing Director and Executive Director and CFO, as appropriate to allow timely decisions about required disclosure. The material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments disclosed in our Annual Report on Form 20-F/A for the year ended March 31, 2024 remained unremedied as of September 30, 2024.

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Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 31 of the financial statements included in our Annual Report on Form 20-F/A for the year ended March 31, 2024.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 3 of our Annual Report on Form 20-F/A for the fiscal year ended March 31, 2024 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors except those mentioned below from those disclosed in our Annual Report on Form 20-F/A for the fiscal year ended March 31, 2024.

Geopolitical risk stemming from political instability and military hostilities may adversely affect our business and operating results significantly.

The uncertain nature, magnitude and duration of political instability and military hostilities, including the recent conflict in Israel with Hamas and the Russia-Ukraine war could lead to significant disruptions to the global economy. Such effects from such political instability and military hostilities cannot be estimated with certainty, but may impact businesses across the globe both in the short term and the long term with rising commodity prices and its demands, lower supply of energy resources, rising interest costs to counter inflationary conditions, loss in value of currencies, supply chain interruptions, changes in consumer or purchaser preferences and social instability. Any such adverse impact on the businesses could potentially affect our business, the mitigation for the same could not be planned with certainty due to the uncertainty of the impact such events could have. There could also be increased cybersecurity threats and sanctions between countries due to the position taken by our Government. Any or all these effects from geopolitical risk may adversely affect our business and operating results significantly.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosure

Not applicable.

Item 5. Other Information

Independent Directors:

As per the provisions of the Companies Act, 2013 (the “Act”) read with the Rules made thereunder, the tenure of Dr. T. H. Chowdary, Mr. C. B. Mouli and Mr. C. E. S. Azariah, Independent Directors of the Company expired on July 4, 2024, and therefore, they retired from the Board after completion of two terms of 5 years each as per the Act.

Mr. Arun Seth was re-appointed as an Independent Director of the Company for another term of five years effective July 5, 2024, as approved by the shareholders in the annual general meeting of the Company held on July 3, 2024.

Dr. Ajay Kumar was appointed as an Independent Director on the Board of the Company for a period of 5 years with effect from July 3, 2024, as approved by the shareholders in the annual general meeting of the Company held on July 3, 2024.

Dr. Thomas Michael Bradicich was appointed as an Additional Director categorized as an Independent Director on the Board of the Directors of the Company with effect from July 5, 2024, for a term of 5 years subject to approval of the shareholders in the next annual general meeting of the Company.

Ms. Padmaja Chunduru was appointed as an Additional Director categorized as an Independent Director on the Board of the Directors of the Company with effect from October 12, 2024, for a term of 5 years subject to approval of the shareholders in the next annual general meeting of the Company.

Managing Director:

The directors based on the recommendations of the Nomination and Remuneration Committee, had considered the re-appointment of Mr. Raju Vegesna as the Chairman and Managing Director of the Company for a further period of five years effective July 18, 2024 without any remuneration in accordance with Sections 196, 197, 203 and Schedule V of the Act, which was approved by the shareholders in the annual general meeting of the Company held on July 3, 2024.

Non-executive Director:

Mrs. Vegesna Bala Saraswathi, non-executive Director, retired by rotation and was re-appointed in the Annual General Meeting of the Company held on July 3, 2024.

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Item 6. Exhibits

None.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2025

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Executive Director and Chief Financial Officer

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